The information in this Prospectus Supplement and the accompanying prospectus is not complete and may be changed. This Prospectus Supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112073
SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 18, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 4, 2004)

£

£                                   % Senior Notes Due 20

        MetLife, Inc. is offering £                     aggregate principal amount of its      % senior notes due December      , 20     . We will pay interest on the senior notes annually on December      of each year, beginning on December      , 2005. The senior notes will be redeemable prior to maturity, in whole at any time or in part from time to time, at our option, at the “make-whole” redemption prices described in this prospectus supplement. In addition, we may, at our option, redeem the senior notes upon the occurrence of certain events relating to U.S. taxation, as described in this prospectus supplement.

      The senior notes will be our unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured, unsubordinated indebtedness.

      None of the U.S. Securities and Exchange Commission, any U.S. state securities commission, the New York State Superintendent of Insurance or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total

Public offering price(1)%		£
Underwriting discounts and commissions	%	£
Proceeds, before expenses, to MetLife, Inc.	%	£

(1)	Plus accrued interest from December , 2004.

      Application has been made to list the senior notes and to have the senior notes admitted to trading on the Irish Stock Exchange. The listing application is subject to approval by the Irish Stock Exchange.

      Delivery of the senior notes, in book-entry form only, is expected to be made through Clearstream, Luxembourg and the Euroclear System on or about December      , 2004.

Joint Book-Running Managers

Deutsche Bank	HSBC	The Royal Bank of Scotland

The date of this prospectus supplement is November      , 2004.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. IF ANYONE PROVIDED YOU WITH ADDITIONAL OR DIFFERENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER WE NOR THE UNDERWRITERS ARE MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

      IN CONNECTION WITH THIS OFFERING, THE ROYAL BANK OF SCOTLAND PLC OR ITS AFFILIATES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE SENIOR NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD. HOWEVER, THERE IS NO OBLIGATION ON THE STABILIZING AGENT TO DO THIS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

      We accept responsibility for the information contained in this prospectus supplement and the accompanying prospectus. To the best of our knowledge and belief, the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

      The senior notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. The distribution of this prospectus supplement and the accompanying prospectus and the offering or sale of the senior notes in some jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come are required by us and the underwriters to inform themselves about and to observe any applicable restrictions. This prospectus supplement and the accompanying prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation. See “Offering Restrictions” in this prospectus supplement.

      Senior notes being offered and sold outside the United States are being offered and sold in reliance upon Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Senior notes being offered and sold in the United States (including any senior notes which are initially offered and sold outside the United States in reliance upon Regulation S, but which may be resold in the United States from time to time in transactions requiring registration under the Securities Act) are being offered and sold pursuant to the shelf registration statement under the Securities Act on file with the U.S. Securities and Exchange Commission (the “SEC”) of which this prospectus supplement and the accompanying prospectus are a part. See “Capitalization and Indebtedness” and “Offering Restrictions” in this prospectus supplement. This prospectus supplement and the accompanying prospectus relate to both senior notes being offered and sold in reliance upon Regulation S and senior notes being offered and sold pursuant to such registration statement under the Securities Act.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement contains the terms of this offering of senior notes. This prospectus supplement may add, update or change information contained or incorporated by reference in the accompanying prospectus. In addition, the information incorporated by reference in the accompanying prospectus may have added, updated or changed information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with any information in the accompanying prospectus (or any information incorporated therein by reference), this prospectus supplement will apply and will supersede such information in the accompanying prospectus.

      It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the additional information under the caption “Where You Can Find More Information” in the accompanying prospectus.

      This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, will be available free of charge from the SEC and at the office of J.P. Morgan Bank (Ireland) plc, JPMorgan House, International Financial Service Centre, Dublin 1, Ireland. See “Listing and General Information” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus.

      Unless otherwise stated or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “MetLife,” “we,” “our,” or “us” refer to MetLife, Inc., together with Metropolitan Life Insurance Company (“Metropolitan Life”), and their respective direct and indirect subsidiaries, while references to “MetLife, Inc.” refer only to the holding company on an unconsolidated basis.

SUMMARY OF THE OFFERING

Issuer	MetLife, Inc., 200 Park Avenue, New York, New York 10166-0188; telephone: (212) 578-2211.

Securities Offered	£ aggregate principal amount of % senior notes due December , 20 .

Interest Rates	The senior notes will bear interest from December , 2004 at the rate of % per year.

Interest Payment Date	December of each year, beginning on December , 2005.

Form and Denomination	The senior notes will be offered and sold and may only be traded in principal amounts of £50,000 and whole multiples of £1,000 in excess of £50,000. We will issue the senior notes in the form of one or more permanent global notes in fully registered, book-entry form. The global notes will be registered in the nominee name of a common depository for Clearstream Banking, societé anonyme, Luxembourg (“Clearstream”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”). We will not issue certificated notes to investors except in the limited circumstances described in this prospectus supplement. Book-entry interests in the senior notes and all transfers relating to the senior notes will be reflected in the book-entry records of Clearstream and Euroclear. Settlement of the senior notes will be in same day funds.

Long-Term Senior Unsecured Debt Ratings	Standard & Poor’s: A Moody’s: A2 Fitch: A A.M. Best: a

The ratings set forth above are not a recommendation to purchase, hold or sell the senior notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based on current information we have furnished to the rating agencies and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date hereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information and, therefore, a prospective purchaser should check the current ratings before purchasing the senior notes.

Ranking	The senior notes will be MetLife, Inc.’s unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured, unsubordinated indebtedness.

Optional Redemption	The senior notes will be redeemable prior to maturity, in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of 100% of the principal amount of the senior notes to be redeemed and a “make-whole” amount described under “Description of the Senior Notes — Optional Redemption” in this prospectus supplement plus, in each case, accrued and unpaid interest on such senior notes to the date of redemption. In addition, we may, at our option, redeem the senior notes upon the occurrence of certain events relating to U.S. taxation, as described under “Description of the Senior Notes — Redemption upon Tax Event.”

Certain Covenants	We will issue the senior notes under an indenture containing covenants that restrict our ability, with significant exceptions, to:

• incur debt secured by certain liens on the stock of Metropolitan Life;

• dispose of stock of Metropolitan Life; and

• merge or consolidate with another company or convey, sell or otherwise transfer all or substantially all of our property and assets to another company.

Use of Proceeds	We intend to use the net proceeds from the sale of the senior notes, which we expect will be approximately £ or $ million (excluding accrued interest) after deducting underwriting discounts and the estimated expenses of the offering, for general corporate purposes. See “Use of Proceeds.”

Listing	We have applied to list the senior notes and to have the senior notes admitted to trading on the Irish Stock Exchange.

Clearance and Settlement	The senior notes will be cleared through Clearstream and Euroclear.

Trustee, Registrar, U.S. Paying Agent and U.S. Transfer Agent	J.P. Morgan Trust Company, National Association.

London Paying Agent and Transfer Agent	JPMorgan Chase Bank, N.A., London branch.

Irish Paying Agent and Transfer Agent	J.P. Morgan Bank (Ireland) plc.

Governing Law	State of New York.

METLIFE, INC.

      We are a leading provider of insurance and other financial services to individual and institutional customers. We offer life insurance, annuities, automobile and homeowners insurance and mutual funds to individuals, as well as group insurance, reinsurance and retirement and savings products and services to corporations and other institutions. We serve individuals in approximately 13 million households in the United States and provide benefits to 37 million employees and family members through their plan sponsors.

      We distribute our products and services nationwide through multiple channels, with the primary distribution systems being our career agency system, our general agency distribution systems, our regional sales forces, our dedicated sales forces, financial intermediaries, independent agents and product specialists. We operate in the international markets that we serve through subsidiaries and joint ventures. Our international segment focuses on the Asia/Pacific region and Latin America and currently serves approximately 8 million customers through direct insurance operations in Argentina, Brazil, Chile, China, Hong Kong, India, Indonesia, Mexico, South Korea, Taiwan and Uruguay.

      MetLife, Inc. is incorporated under the laws of the State of Delaware. MetLife, Inc.’s principal executive offices are located at 200 Park Avenue, New York, New York 10166-0188 and its telephone number is (212) 578-2211.

USE OF PROCEEDS

      We intend to use the net proceeds from the sale of the senior notes, which we expect will be approximately £          or $           million (excluding accrued interest, if applicable) after deducting underwriting discounts and certain estimated expenses of the offering, for general corporate purposes. We have translated the pounds sterling amount in the preceding sentence to U.S dollars using the noon buying rate for pounds sterling on November      , 2004, as announced by the U.S. Federal Reserve Bank of New York, which exchange rate was £1.00 = $          . See “Exchange Rate Information.” Until the funds are needed for such purposes, we intend to use the net proceeds to invest in fixed income securities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following table sets forth selected historical consolidated financial information for MetLife. The selected historical consolidated financial information for the years ended December 31, 2003, 2002 and 2001 and at December 31, 2003 and 2002 has been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003. This selected consolidated financial information should be read in conjunction with and is qualified by reference to these financial statements and the related notes. The selected historical consolidated financial information for the years ended December 31, 2000 and 1999 and at December 31, 2001, 2000 and 1999 has been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The selected consolidated financial information at and for the nine months ended September 30, 2004 and 2003 has been derived from the unaudited interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2004. The following consolidated statements of income and consolidated balance sheet data have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Some previously reported amounts have been reclassified to conform with the presentation at and for the nine months ended September 30, 2004.

	For the Nine Months
	Ended September 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in millions)
Statements of Income Data
Revenues:
Premiums	$16,434	$14,994	$20,673	$19,077	$17,212	$16,317	$12,084
Universal life and investment-type product policy fees	2,143	1,798	2,496	2,147	1,889	1,820	1,437
Net investment income(1)	9,126	8,555	11,554	11,196	11,114	10,900	9,354
Other revenues	889	886	1,199	1,166	1,340	2,070	1,711
Net investment gains (losses)(1)(3)(4)	369	(428)	(582)	(892)	(713)	(444)	(137)

Total revenues(2)(5)(7)	28,961	25,805	35,340	32,694	30,842	30,663	24,449

Expenses:
Policyholder benefits and claims	16,713	15,044	20,665	19,373	18,295	16,934	13,079
Interest credited to policyholder account balances	2,220	2,275	3,035	2,950	3,084	2,935	2,441
Policyholder dividends	1,369	1,483	1,975	1,942	2,086	1,919	1,690
Payments to former Canadian policyholders(6)	—	—	—	—	—	327	—
Demutualization costs	—	—	—	—	—	230	260
Other expenses(1)	5,606	5,133	7,091	6,813	6,835	7,112	5,978

Total expenses(5)(7)	25,908	23,935	32,766	31,078	30,300	29,457	23,448

Income from continuing operations before provision for income taxes	3,053	1,870	2,574	1,616	542	1,206	1,001
Provision for income taxes(1)(2)(8)	851	463	666	494	196	381	493

Income from continuing operations	2,202	1,407	1,908	1,122	346	825	508
Income from discontinued operations, net of income taxes(1)(2)	131	109	335	483	127	128	109

Income before cumulative effect of a change in accounting	2,333	1,516	2,243	1,605	473	953	617
Cumulative effect of a change in accounting, net of income taxes	(86)	—	(26)	—	—	—	—

Net income	$2,247	$1,516	$2,217	$1,605	$473	$953	$617

Net income after April 7, 2000 (date of demutualization)						$1,173

		At December 31,
	At September 30,
	2004	2003	2002	2001	2000	1999

	(Dollars in millions)
Balance Sheet Data
Assets:
General account assets	$264,998	$251,085	$217,733	$194,256	$183,912	$160,314
Separate account assets	81,181	75,756	59,693	62,714	70,250	64,941

Total assets(2)	$346,179	$326,841	$277,426	$256,970	$254,162	$225,255

Liabilities:
Life and health policyholder liabilities(9)	$186,900	$176,628	$162,569	$148,395	$140,040	$122,637
Property and casualty policyholder liabilities(9)	3,193	2,943	2,673	2,610	2,559	2,318
Short-term debt	1,566	3,642	1,161	355	1,085	4,180
Long-term debt	6,695	5,703	4,411	3,614	2,353	2,480
Other liabilities	43,669	41,020	28,269	21,964	20,396	15,009
Separate account liabilities	81,181	75,756	59,693	62,714	70,250	64,941

Total liabilities(2)	323,204	305,692	258,776	239,652	236,683	211,565

Company-obligated mandatorily redeemable securities of subsidiary trusts	—	—	1,265	1,256	1,090	—

Stockholders’ Equity:
Common stock, at par value(10)	8	8	8	8	8	—
Additional paid-in capital(10)	15,027	14,991	14,968	14,966	14,926	—
Retained earnings(10)	6,440	4,193	2,807	1,349	1,021	14,100
Treasury stock, at cost(10)	(1,294)	(835)	(2,405)	(1,934)	(613)	—
Accumulated other comprehensive income (loss)	2,794	2,792	2,007	1,673	1,047	(410)

Total stockholders’ equity	22,975	21,149	17,385	16,062	16,389	13,690

Total liabilities and stockholders’ equity	$346,179	$326,841	$277,426	$256,970	$254,162	$225,255

	At or For
	the Nine Months
	Ended September 30,		At or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in millions, except per share data)
Other Data
Net income	$2,247	$1,516	$2,217	$1,605	$473	$953	$617
Return on equity(11)	N/A	N/A	11.5%	9.6%	2.9%	6.3%	4.3%
Total assets under management(12)	$373,466	$336,556	$350,235	$299,187	$282,486	$301,325	$373,612
Income from Continuing Operations Available to Common Shareholders Per Share Data(13)
Basic earnings per share	$2.93	$1.90	$2.56	$1.59	$0.47	$1.42	N/A
Diluted earnings per share	$2.91	$1.90	$2.53	$1.54	$0.46	$1.40	N/A
Income from Discontinued Operations Per Share Data(13)
Basic earnings per share	$0.17	$0.15	$0.45	$0.69	$0.17	$0.10	N/A
Diluted earnings per share	$0.17	$0.15	$0.45	$0.66	$0.17	$0.10	N/A
Cumulative Effect of Change in Accounting Per Share Data(13)
Basic earnings per share	$(0.11)	$—	$(0.04)	$—	$—	$—	$—
Diluted earnings per share	$(0.11)	$—	$(0.03)	$—	$—	$—	$—
Net Income Available to Common Shareholders Per Share Data(13)
Basic earnings per share	$2.99	$2.05	$2.98	$2.28	$0.64	$1.52	N/A
Diluted earnings per share	$2.97	$2.04	$2.94	$2.20	$0.62	$1.49	N/A
Dividends Declared Per Share	N/A	N/A	$0.23	$0.21	$0.20	$0.20	N/A

(1)	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), income related to real estate sold or classified as held-for-sale for transactions initiated on or after January 1, 2002 is presented as discontinued operations. The following table presents the components of income from discontinued operations:

	For the Nine
	Months Ended
	September 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in millions)
Investment income	$76	$125	$175	$478	$512	$163	$133
Investment expense	(33)	(74)	(97)	(312)	(339)	—	—
Net investment gains (losses)	136	97	420	582	—	—	—

Total revenues	179	148	498	748	173	163	133

Interest expense	13	1	4	1	—	—	—

Provision for income taxes	58	53	180	272	63	60	49

Income from discontinued operations, net of income taxes	$108	$94	$314	$475	$110	$103	$84

(2)	During the third quarter of 2004, the Company entered into an agreement to sell its wholly-owned subsidiary, SSRM Holdings, Inc. (“SSRM”), to a third party. In accordance with SFAS 144, the assets, liabilities and operations of SSRM have been reclassified into discontinued operations for all periods presented. The following tables present the operations of SSRM:

	For the Nine
	Months Ended
	September 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in millions)
Revenues from discontinued operations, before provision for income taxes	$208	$152	$209	$221	$236	$241	$227

Income from discontinued operations	$39	$25	$34	$14	$24	$47	$41
Provision for income taxes	16	10	13	6	7	22	16

Income from discontinued operations, net of income taxes	$23	$15	$21	$8	$17	$25	$25

	At	At December 31,
	September 30,
	2004	2003	2002	2001	2000	1999

	(Dollars in millions)
General account assets	$217	$183	$198	$203	$228	$194

Total assets	$217	$183	$198	$203	$228	$194

Long term debt	$15	$—	$14	$14	$47	$14
Other liabilities	65	70	78	80	95	92

Total liabilities	$80	$70	$92	$94	$142	$106

(3)	Net investment gains (losses) exclude amounts related to real estate operations reported as discontinued operations in accordance with SFAS 144.

(4)	Net investment gains (losses) presented include scheduled periodic settlement payments on derivative instruments that do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, of $48 million and $55 million for the nine months ended September 30, 2004 and 2003, respectively, and $84 million, $32 million and $24 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(5)	Includes the following combined financial statement data of Conning Corporation (“Conning”), which was sold in 2001, and MetLife’s interest in Nvest Companies, L.P. (“Nvest”) and its affiliates, which was sold in 2000:

	For the Years Ended
	December 31,

	2001	2000	1999

	(Dollars in millions)
Total revenues	$32	$605	$655

Total expenses	$33	$580	$603

As a result of these sales, investment gains of $25 million and $663 million were recorded for the years ended December 31, 2001 and 2000, respectively.

(6)	In July 1998, Metropolitan Life sold a substantial portion of its Canadian operations to Clarica Life Insurance Company (“Clarica Life”). As part of that sale, a large block of policies in effect with Metropolitan Life in Canada was transferred to Clarica Life, and the holders of the transferred Canadian policies became policyholders of Clarica Life. Those transferred policyholders are no longer policyholders of Metropolitan Life and, therefore, were not entitled to compensation under the plan of reorganization. However, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale and in connection with the demutualization, Metropolitan Life’s Canadian branch made cash payments to those who were, or were deemed to be, holders of these transferred Canadian policies. The payments were determined in a manner that is consistent with the treatment of, and fair and equitable to, eligible policyholders of Metropolitan Life.

(7)	Included in total revenues and total expenses for the year ended December 31, 2002 are $421 million and $358 million, respectively, related to Aseguradora Hidalgo S.A., which was acquired in June 2002. Included in total revenues and total expenses for the year ended December 31, 2000 are $3,739 million and $3,561 million, respectively, related to GenAmerica Financial Corporation, which was acquired in January 2000.

(8)	Provision for income taxes includes ($145) million and $125 million for surplus tax (credited) accrued by Metropolitan Life for the years ended December 31, 2000 and 1999, respectively. Prior to its demutualization, Metropolitan Life was subject to surplus tax imposed on mutual life insurance companies under Section 809 of the Internal Revenue Code.

(9)	Policyholder liabilities include future policy benefits, and other policyholder funds. Life and health policyholder liabilities also include policyholder account balances, policyholder dividends payable and the policyholder dividend obligation.

(10)	For additional information regarding these items, see Notes 1 and 14 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003.

(11)	Return on equity is defined as net income divided by average total equity.

(12)	Includes MetLife’s general account and separate account assets managed on behalf of third parties. Includes $21 billion of assets under management managed by Conning at December 31, 2000, which was sold in 2001. Includes $133 billion of assets under management managed by Nvest at December 31, 1999 which was sold in 2000. Includes amounts related to SSRM of $27,287 and $21,573 at September 30, 2004 and 2003, respectively, and $23,394, $21,761, $25,516, $25,900 and $24,300 at December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(13)	Based on earnings subsequent to the date of demutualization. For additional information regarding net income per share data, see Note 16 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003.

CAPITALIZATION AND INDEBTEDNESS

      The following table sets forth our capitalization at September 30, 2004:

•	on an actual basis; and

•	as adjusted to give effect to this offering of % senior notes due December , 20 , which we expect to close on December , 2004, and the use of the net proceeds from this offering:

	At September 30, 2004

	Actual	As Adjusted

	(Dollars in millions)
Short-term debt	$1,566	$
Long-term debt	6,695
Shares subject to mandatory redemption	277		277

Total debt	8,538

Stockholders’ Equity:
Common stock, at par value	8		8
Additional paid-in capital	15,027		15,027
Retained earnings	6,440		6,440
Treasury stock, at cost	(1,294)		(1,294)
Accumulated other comprehensive income	2,794		2,794

Total stockholders’ equity	22,975		22,975

Total capitalization	$31,513	$

      We are offering a substantial portion of the senior notes outside the United States. We may offer and sell up to £          , the equivalent of $      million, of the senior notes in the United States pursuant to a shelf registration statement that we have on file with the SEC of which this prospectus supplement and the accompanying prospectus are a part. See “Underwriting” and “Offering Restrictions.”

      The amount of the senior notes offered hereby reflected in the “As Adjusted” column of the table above was translated from pounds sterling to U.S. dollars using the noon buying rate for pounds sterling on November      , 2004 as announced by the U.S. Federal Reserve Bank of New York, which exchange rate was £1.00 = $          .

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges.

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Ratio of Earnings to Fixed Charges	2.23	1.77	1.79	1.53	1.14	1.33	1.31

      For purposes of this computation, earnings are defined as income from continuing operations before provision for income taxes, excluding undistributed income and losses from equity method investments, minority interest and fixed charges. Fixed charges are the sum of interest and debt issue costs, interest credited to policyholder account balances, interest on bank deposits and an estimated interest component of rent expense.

EXCHANGE RATE INFORMATION

      The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for pounds sterling as announced by the U.S. Federal Reserve Bank of New York (expressed in U.S. dollars per pound sterling). The rates in this table are provided for your reference only.

			Period	Period
Period	High	Low	Average(1)	End

1999	$1.6765	$1.5515	$1.6146	$1.6150
2000	1.6482	1.3997	1.5125	1.4955
2001	1.5045	1.3730	1.4382	1.4543
2002	1.6095	1.4074	1.5084	1.6095
2003	1.7842	1.5500	1.6450	1.7842
2004 (through October 31)	1.9045	1.7544	1.8204	1.8345

January 2004	$1.8511	$1.7902		$1.8215
February 2004	1.9045	1.8182		1.8575
March 2004	1.8680	1.7943		1.8400
April 2004	1.8564	1.7674		1.7744
May 2004	1.8369	1.7544		1.8330
June 2004	1.8387	1.8090		1.8126
July 2004	1.8734	1.8160		1.8183
August 2004	1.8459	1.7921		1.8031
September 2004	1.8105	1.7733		1.8090
October 2004	1.8404	1.7790		1.8345
November 2004 (through November )

(1)	The average of the noon buying rates on the last day of each month during the period.

BOARD OF DIRECTORS OF METLIFE, INC.

Directors	Principal Occupation	Business Address

Curtis H. Barnette	Of Counsel to the law firm of Skadden, Arps, Slate, Meagher & Flom LLP; Chairman Emeritus, Bethlehem Steel Corporation	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
Robert H. Benmosche	Chairman of the Board and Chief Executive Officer of MetLife, Inc. and Metropolitan Life Insurance Company	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
Burton A. Dole, Jr.	Retired Partner and Chief Executive Officer of Medsouth Therapies, LLC, a rehabilitative health care company; Retired Chairman of the Board of Nellcor Puritan Bennett, Incorporated, a medical equipment company	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
Cheryl W. Grisé	President of Utility Group for Northeast Utilities, a public utility holding company, and Chief Executive Officer of its principal operating subsidiaries	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
James R. Houghton	Chairman and Chief Executive Officer of Corning Incorporated, a global technology company	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
Harry P. Kamen	Retired Chairman of the Board and Chief Executive Officer of Metropolitan Life Insurance Company	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
Helene L. Kaplan	Of Counsel to the law firm of Skadden, Arps, Slate, Meagher & Flom LLP	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
John M. Keane	Retired General, Vice Chief of Staff and Chief Operating Officer of the United States Army	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
James M. Kilts*	Chairman of the Board, President and Chief Executive Officer of The Gillette Company	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
Charles M. Leighton	Retired Chairman of the Board and Chief Executive Officer of the CML Group, Inc., a specialty retail company	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
Sylvia M. Mathews	Chief Operating Officer and Executive Director of The Bill and Melinda Gates Foundation	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188

*	Election effective January 1, 2005.

Directors	Principal Occupation	Business Address

Hugh B. Price	Senior Advisor to the law firm of Piper Rudnick LLP; former President and Chief Executive Officer of the National Urban League, Inc.	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
Kenton J. Sicchitano	Retired Global Managing Partner of PricewaterhouseCoopers LLP, an assurance, tax and advisory services company	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188
William C. Steere, Jr.	Retired Chairman of the Board and Chief Executive Officer of Pfizer, Inc., a research-based global pharmaceutical company	c/o MetLife, Inc. 200 Park Avenue New York, New York 10166-0188

DESCRIPTION OF THE SENIOR NOTES

      The following description of the particular terms of the senior notes supplements the description of the general terms and provisions of the debt securities set forth under “Description of Debt Securities” beginning on page 8 in the accompanying prospectus. The accompanying prospectus contains a detailed summary of additional provisions of the senior notes and of the indenture, dated as of November 9, 2001, between MetLife, Inc. and Bank One Trust Company, N.A. (predecessor to J.P. Morgan Trust Company, National Association), as trustee, under which the senior notes will be issued. The following description replaces the description of the debt securities in the accompanying prospectus, to the extent of any inconsistency. Terms used in this prospectus supplement that are otherwise not defined will have the meanings given to them in the accompanying prospectus. As used in this “Description of the Senior Notes” section, “we,” “us,” “our” and “MetLife” mean MetLife, Inc. and do not include its subsidiaries.

General

      The senior notes are a series of debt securities described in the accompanying prospectus, and are senior debt securities. MetLife will issue the senior notes under the indenture dated as of November 9, 2001 (the “Indenture”) between us and Bank One Trust Company, N.A. (predecessor to J.P. Morgan Trust Company, National Association), as trustee, as supplemented by an Eleventh Supplemental Indenture, to be dated as of December      , 2004, between us and the trustee. There is no limit on the aggregate principal amount of senior notes of this series that MetLife may issue under the indenture, subject to compliance with the provisions described below under “Further Issues.”

      The senior notes will bear interest at the rate of      % per year. Interest will accrue from December      , 2004. Interest on the senior notes will be payable annually in arrears on December      of each year, commencing December      , 2005, to the persons in whose names the senior notes are registered at the close of business on the preceding November 30. Interest will be calculated on the basis of an Actual/Actual (ISMA) day fraction basis. Actual/Actual (ISMA) means that interest on the senior notes shall be calculated on the basis of (a) the actual number of days in the period from and including the last interest payment date (or issue date with respect to the first payment date) to but excluding the date on which the interest payment falls due divided by (b) the product of (x) the actual number of days in the period from and including the last interest payment date (or issue date with respect to the first payment date) to but excluding the date on which the interest payment falls due and (y) the number of interest payment dates per year. In the event that any date on which interest is payable on the senior notes is not a business day, then a payment of the interest payable on such date will be made on the next succeeding day that is a business day, except that, if such business day is in the next succeeding calendar year, such payment shall be made on the immediately preceding business day, in each case with the same force and effect as if made on the date the payment was originally payable. Accordingly, no interest will accrue on the amount so payable for the period from and after such interest payment date to the date the payment is made. For purposes of the indenture, the term “business day” means any day other than a day on which federal or state banking institutions in London or the Borough of Manhattan, The City of New York, are authorized or obligated by law, executive order or regulation to close.

      Unless the senior notes are redeemed prior to maturity, the senior notes will mature, and the principal amount of the senior notes will become payable, on December      , 20     . We will pay principal of, interest on and any other amounts payable under the senior notes in pounds sterling or, if the United Kingdom adopts the euro, in euros.

      The senior notes will not be entitled to any sinking fund.

      The senior notes will be, and the Indenture is, governed by the laws of the State of New York.

      Application has been made to list the senior notes and to have the senior notes admitted to trading on the Irish Stock Exchange. The listing application is subject to approval by the Irish Stock Exchange. Arthur Cox Listing Services Limited will be the listing agent for the senior notes in Ireland.

      If, prior to the maturity of the senior notes, the United Kingdom adopts the euro as its lawful currency in accordance with the Treaty establishing the European Communities, as amended from time to time, the senior notes will be redenominated into euro, and the regulations of the European Commission relating to the euro shall apply to the senior notes.

Further Issues

      MetLife may, without the consent of the holders of senior notes, issue additional senior notes of a series having the same ranking and the same interest rate, maturity and other terms as the senior notes of that series offered by this prospectus supplement, except for the issue price and issue date and, in some cases, the first interest payment date. Any additional senior notes having such similar terms will, together with the applicable senior notes offered by this prospectus supplement, constitute a single series of senior notes under the indenture. No additional senior notes may be issued if an Event of Default has occurred with respect to the applicable series of senior notes. MetLife will not issue any additional senior notes intended to form a single series with the applicable series of senior notes unless the additional senior notes will be fungible with all senior notes of the same series for U.S. federal income tax purposes.

Ranking

      The senior notes will be unsecured obligations of MetLife and will rank equally in right of payment with all of MetLife’s existing and future unsecured, unsubordinated indebtedness. The senior notes will rank senior to any subordinated indebtedness.

      Because MetLife is principally a holding company, its right to participate in any distribution of assets of any subsidiary, including Metropolitan Life, upon the subsidiary’s dissolution, liquidation or reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent MetLife may be recognized as a creditor of that subsidiary. Accordingly, MetLife’s obligations under the senior notes will be effectively subordinated to all existing and future indebtedness and liabilities of its subsidiaries, including liabilities under contracts of insurance and annuities written by MetLife’s insurance subsidiaries. Holders of senior notes should look only to MetLife’s assets for payment thereunder.

Optional Redemption

      The senior notes will be redeemable prior to maturity, at our option, in whole at any time or in part from time to time (a “Redemption Date”), at a redemption price equal to the greater of:

•	100% of the principal amount of such senior notes; and

•	as determined by the Calculation Agent, the price at which the yield on the outstanding principal amount of the senior notes on the Reference Date is equal to the yield on the Benchmark Gilt as of that date as determined by reference to the middle-market price on the Benchmark Gilt at 3:00 p.m., London time, on that date;

plus, in each case, accrued and unpaid interest on such senior notes to, but excluding, such Redemption Date.

      “Reference Date” means the date that is the first dealing day in London prior to the publication of the notice of redemption referred to below.

      “Benchmark Gilt” means the           % Treasury Stock due                     or such other U.K. government stock as the Calculation Agent, with the advice of three brokers and/or U.K. gilt-edged market makers or three other persons operating in the U.K. gilt-edged market that may be chosen by the Calculation Agent, may determine from time to time to be the most appropriate benchmark U.K. government stock for the senior notes.

      “Calculation Agent” means J.P. Morgan Trust Company, National Association or any successor entity.

      If less than all of the senior notes are to be redeemed, the trustee will select the senior notes or portions of the senior notes to be redeemed in compliance with the rules and requirements of the Irish Stock Exchange or the principal securities exchange, if any, on which the senior notes are listed or, if the senior notes are not so listed or that exchange prescribes no method of selection, by such method as the trustee deems fair and appropriate. The trustee may select senior notes and portions of senior notes in amounts of £50,000 and whole multiples of £1,000 in excess of £50,000. If any senior note is to be redeemed in part only, the notice of redemption relating to the senior note will state the portion of the principal amount thereof to be redeemed. A new senior note in principal amount equal to the unredeemed portion thereof will be issued and delivered to the trustee, or its nominee, or, in the case of a senior note in definitive form, issued in the name of the holder thereof, in each case upon cancellation of the original senior note.

      Notice of any redemption will be mailed at least 30 days but not more than 90 days before the Redemption Date to each holder of the senior notes to be redeemed. Unless we default in payment of the redemption price, on or after the Redemption Date, interest will cease to accrue on the senior notes called for redemption.

Redemption upon Tax Event

      The senior notes may be redeemed at our option in whole, but not in part, upon at least 30 days but not more than 90 days’ notice, at a redemption price equal to 100% of their principal amount, if we determine that as a result of any change or amendment to the laws, treaties, regulations or rulings of the United States or any political subdivision or taxing authority thereof, or any proposed change in such laws, treaties, regulations or rulings, or any change in the official application, enforcement or interpretation of those laws, treaties, regulations or rulings, including a holding by a court of competent jurisdiction in the United States, or any other action (except for an action predicated on law generally known on or before November      , 2004 but excluding proposals before the U.S. Congress before that date) taken by any taxing authority or a court of competent jurisdiction in the United States, or the official proposal of any action, whether or not such action or proposal was taken or made with respect to us, (A) we have or will become obligated to pay additional amounts as described under “Payment of Additional Amounts” on any senior note or (B) there is a substantial possibility that we will be required to pay those additional amounts. Prior to the publication of any notice of such a redemption, we will deliver to the trustee (1) an officers’ certificate stating that we are entitled to effect such a redemption and setting forth a statement of facts showing that the conditions precedent to the right of MetLife to so redeem have occurred and (2) an opinion of outside counsel to that effect based on that statement of facts. If we redeem the senior notes because of a tax event, and the senior notes are listed on the Irish Stock Exchange, we will publish a notice of the redemption in Dublin, Ireland.

Payment of Additional Amounts

      We will pay to the beneficial owner of any senior note who is a Non-U.S. Person (as defined below) additional amounts as may be necessary so that every net payment of principal and interest on that senior note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon that beneficial owner by the United States or any taxing authority thereof or therein, will not be less than the amount provided in that senior note to be then due and payable. We will not be required, however, to make any payment of additional amounts for or on account of:

(a) any tax, assessment or other governmental charge that would not have been imposed but for (1) the existence of any present or former connection between that beneficial owner, or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, that beneficial owner, if that beneficial owner is an estate, trust, partnership or corporation, and the United States including, without limitation, that beneficial owner, or that fiduciary, settlor, beneficiary, member, shareholder or possessor, being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in trade or business or present in the United

States or (2) the presentation of a senior note for payment on a date more than 30 days after the later of the date on which that payment becomes due and payable and the date on which payment is duly provided for;

(b) any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

(c) any tax, assessment or other governmental charge imposed by reason of that beneficial owner’s past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

(d) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal or interest on that senior note;

(e) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal or interest on any senior note if that payment can be made without withholding by any other paying agent;

(f) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the United States of the beneficial owner or any holder of that senior note, if such compliance is required by statute or by regulation of the U.S. Treasury Department as a precondition to relief or exemption from such tax, assessment or other governmental charge;

(g) any tax, assessment or other governmental charge imposed on interest received by (1) a 10% shareholder (as defined in Section 871(h)(3)(B) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the regulations that may be promulgated thereunder) of MetLife or (2) a controlled foreign corporation with respect to MetLife within the meaning of the Code;

(h) any withholding or deduction that is imposed on a payment to an individual and is required to be made pursuant to that European Union Directive relating to the taxation of savings adopted on June 3, 2003 by the European Union’s Economic and Financial Affairs Council, or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(i) any combination of items (a), (b), (c), (d), (e), (f), (g) and (h);

nor will we pay any additional amounts to any beneficial owner or holder of a senior note who is a fiduciary or partnership to the extent that a beneficiary or settlor with respect to that fiduciary, or a member of that partnership or a beneficial owner thereof would not have been entitled to the payment of those additional amounts had that beneficiary, settlor, member or beneficial owner been the beneficial owner of that senior note.

      As used in the preceding paragraph, “Non-U.S. Person” means any corporation, partnership, individual or fiduciary that is, as to the United States, a foreign corporation, a non-resident alien individual who has not made a valid election to be treated as a United States resident, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, as to the United States, a foreign corporation, a non-resident alien individual or a non-resident fiduciary of a foreign estate or trust.

Defeasance

      The discharge, defeasance and covenant defeasance provisions of the indenture described under the caption “Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance” on page 15 of the accompanying prospectus will apply to the senior notes; provided, however, that the moneys, if any, so deposited would be in the currency in which the senior notes are denominated and the securities, if any, so deposited would be issued by a government, governmental agency or central bank of the country in whose currency the senior notes are denominated.

Notices

      While the senior notes are represented by a global note deposited with JPMorgan Chase Bank, N.A., London branch, as common depositary (“Common Depositary”) for Clearstream Banking, societé anonyme, Luxembourg (“Clearstream”) and Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), notices to holders may be given by delivery to Clearstream and Euroclear, and such notices shall be deemed to be given on the date of delivery to Clearstream and Euroclear. The trustee will mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to the registered holder of the senior notes. You will not receive notices regarding the senior notes directly from us unless we reissue the senior notes to you in fully certificated form.

      The trustee will also publish notices regarding the senior notes in a daily newspaper of general circulation in The City of New York and in London. In addition, if the senior notes are listed on the Irish Stock Exchange, and so long as the rules of the Irish Stock Exchange require notice by publication, the trustee will publish notices regarding the senior notes in a daily newspaper of general circulation in Dublin, Ireland. We expect that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times and in Dublin, Ireland in the Irish Times. If publication in Dublin, Ireland is not practical, the trustee will publish these notices in an English language newspaper of general circulation elsewhere in Europe. Published notices will be deemed to have been given on the date they are published or, if published more than once, on the date of first publication. If publication as described above becomes impossible, the trustee may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

The Trustee; Paying Agents and Transfer Agents

      J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.) is the trustee under the indenture. The trustee and its affiliates also perform certain commercial banking services for us and may serve as trustee pursuant to indentures and other instruments entered into by us or trusts established by us in connection with future issues of securities, for which they receive customary fees. JPMorgan Chase Bank, N.A., London branch will be the principal paying agent and the transfer agent for the senior notes in London. As long as the senior notes are listed on the Irish Stock Exchange, J.P. Morgan Bank (Ireland) plc will be the paying agent and transfer agent for the senior notes in Ireland.

Book-entry; Delivery and Form

      The senior notes will be offered and sold and may only be traded in principal amounts of £50,000 and whole multiples of £1,000 in excess of £50,000. We will issue the senior notes in the form of one or more permanent global notes in fully registered, book-entry form, which we refer to as the “global notes.” The global notes will be registered in the nominee name of a common depository for Clearstream or Euroclear. Investors may hold book-entry interests in the global notes through organizations that participate, directly or indirectly, in Clearstream and/or Euroclear. Book-entry interests in the senior notes and all transfers relating to the senior notes will be reflected in the book-entry records of Clearstream and Euroclear.

      The distribution of the senior notes will be cleared through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the senior notes will take place though participants in Clearstream and Euroclear and will settle in same-day funds. Owners of book-entry interests in the senior notes will receive payments relating to their senior notes in immediately available funds in pounds sterling, or if the United Kingdom adopts the euro, in euros. Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

      The policies of Clearstream and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. We do not supervise these systems in any way.

      Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

      Except as provided below, owners of beneficial interest in the senior notes will not be entitled to have the senior notes registered in their names, will not receive or be entitled to receive physical delivery of the senior notes in definitive form and will not be considered the owners or holders of the senior notes under the indenture governing the senior notes, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a senior note must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of senior notes.

      This description of the clearing systems reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

      Clearstream advises that it is incorporated as a bank under the laws of Luxembourg. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for Supervision of the Financial Sector. Clearstream was formed in January 2000 by the merger of Cedel International and Deutsche Boerse Clearing and was fully acquired by the Deutsche Boerse Group in July 2002. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream Participants are limited to securities brokers and dealers and banks, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. to facilitate settlement of trades between Clearstream and Euroclear.

      Distributions with respect to the senior notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. The Euroclear System is owned by Euroclear plc and operated through a license agreement by Euroclear Bank S.A./N.V., a bank incorporated under the laws of the Kingdom of Belgium (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator advises that it is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to the senior notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions.

Global Clearance and Settlement Procedures

      Initial settlement for the senior notes will be made in immediately available funds. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

      You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the senior notes through Clearstream and Euroclear on business days in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

      In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the senior notes, or to make or receive a payment or delivery of the senior notes, on a particular day may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

      Clearstream or Euroclear will credit payments to the cash accounts of participants in Clearstream or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream or Euroclear, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream or Euroclear participant only in accordance with its relevant rules and procedures.

      Although Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the senior notes among participants of Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated Notes

      We will issue certificated senior notes to you in certificated form only if:

•	The depository notifies us that it is unwilling or unable to continue as a depository for the global notes, and we have not appointed a successor depository within 90 days of our receipt of that notice; or

•	We determine to no longer have the senior notes represented by global notes.

      In the event that we issue certificated securities under the limited circumstances described above, and the senior notes are listed on the Irish Stock Exchange at that time, then holders of certificated securities may transfer their senior notes in whole or in part upon the surrender of the certificate to be transferred, together with a completed and executed assignment form endorsed on the definitive note, at, as the case may be, the main office of the transfer agent in London, at the main office of the transfer agent in Dublin, Ireland or at the offices of the transfer agent in The City of New York. Copies of this assignment form may be obtained at, as the case may be, the main office of the transfer agent in London, at the main office of the transfer agent in Dublin or at the offices of the transfer agent in The City of New York. Each time that we transfer or exchange a new note in certificated form for another note in certificated form, and after a transfer agent receives a completed assignment form, we will make available for delivery the new definitive note at, as the case may be, the main office of the transfer agent in London, at the main office of the transfer agent in Dublin or at the offices of the transfer agent in The City of New York. Alternatively, at the option of the person requesting the transfer or exchange, we will mail, at that person’s risk, the new definitive note to the address of that person that is specified in the assignment form. In addition, if we issue senior notes in certificated form, then we will make payments of principal of, interest on and any other amounts payable under the senior notes to holders in whose names the senior notes in certificated form are registered at the close of business on the record date for these payments. If the senior notes are issued in certificated form, we will make payments of principal and any redemption payments against the surrender of these certificated senior notes at, as the case may be, the main office of the paying agent in London, at the offices of the paying agent in The City of New York or, as long as the senior notes are listed on the Irish Stock Exchange, at the main office of the paying agent in Dublin. We will make payments to holders of senior notes by check delivered to the addresses of the holders as their addresses appear on our register or by transfer to an account maintained by that holder with a bank located in the United Kingdom.

      If we issue the senior notes in certificated form, so long as the senior notes are listed on the Irish Stock Exchange, we will maintain a paying agent and a transfer agent in Ireland. We will also publish a notice in Ireland in the Irish Times if any change is made in the paying agent or the transfer agent in Ireland.

Replacement of Notes

      If any mutilated senior note is surrendered to the trustee, we will execute and the trustee will authenticate and deliver in exchange for such mutilated senior note a new senior note of the same series and principal amount. If the trustee and we receive evidence to our satisfaction of the destruction, loss or theft of any senior note and any security or indemnity required by them, then we shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen senior note, a new senior note of the same series and principal amount. All expense associated with issuing the new senior note shall be borne by the owner of the mutilated, destroyed, lost or stolen senior note.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the senior notes by beneficial owners of the senior notes. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. The discussion applies only to beneficial owners that acquire the senior notes pursuant to the offering at the initial offering price and who will hold the senior notes as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to holders of the senior notes in light of their particular circumstances or to holders subject to special rules (such as broker-dealers, banks or other financial institutions, insurance companies, partnerships, tax-exempt organizations, persons that have a functional currency other than the U.S. dollar, and persons who hold the senior notes as part of a hedging or conversion transaction). If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns any of the senior notes, the tax treatment of a partner or an equity interest owner of such other entity will generally depend upon the status of the person and the activities of the partnership or other entity treated as a partnership. If you are a partner of a partnership or an equity interest owner of another entity treated as a partnership holding any of the senior notes, you should consult your tax advisors. This summary does not address the effects of any state, local or non-U.S. tax laws. Prospective holders should consult their tax advisors as to the particular tax consequences to them of acquiring, holding and disposing of the senior notes.

      For purposes of the following discussion, a “U.S. holder” means a beneficial owner of a senior note that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (a) a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      For purposes of the following discussion, a “non-U.S. holder” means a beneficial owner of a senior note that is a nonresident alien individual or a corporation, estate or trust that is not a U.S. person for U.S. federal income tax purposes.

U.S. Holders

      Payments of Interest. Interest with respect to the senior notes will generally be treated as qualified stated interest and taxable to a U.S. holder as ordinary income at the time accrued or received, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes. A cash method U.S. holder must include in income the U.S. dollar value of the amount of interest received, determined by translating the pounds sterling received at the “spot rate” for such pounds sterling on the date such payment is received regardless of whether the payment is in fact converted into U.S. dollars. A cash method U.S. holder will not recognize exchange gain or loss with respect to the receipt of such payment (except exchange gain or loss that may be recognized upon the disposition of such pounds sterling on a date following the payment date, as discussed below under “— Disposition of Senior Notes”).

      In the case of an accrual method U.S. holder, the amount of any interest income accrued with respect to the senior notes during any accrual period generally will be determined by translating the accrued interest into U.S. dollars at the average exchange rate applicable to the accrual period (or, with respect to an accrual period that spans two taxable years, at the average exchange rate for the partial period within the relevant taxable year). Notwithstanding the rule described above, an accrual method U.S. holder may elect to translate accrued interest income using the spot rate in effect on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, using the spot rate in effect on the last day of the relevant taxable year). If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. holder may translate accrued interest using the spot rate in effect on the date of receipt. The above election is made by the taxpayer by filing a statement with the taxpayer’s tax return as required by the applicable Treasury regulations. Such election will apply to all other debt obligations held by the U.S. holder and may not be changed without the consent of the U.S. Internal Revenue Service. An accrual method U.S. holder will recognize exchange gain or loss with respect to any accrued interest income on the date that payment in respect of the interest income is received in an amount equal to the difference between (i) the U.S. dollar value of the payment, based on the spot rate in effect on the date the payment is received, and (ii) the amount of interest income accrued in respect of the payment. Any exchange gain or loss generally will be treated as ordinary income or loss.

      Disposition of Senior Notes. Upon the sale, exchange, redemption, retirement or other disposition of a senior note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange, redemption, retirement or other disposition (except to the extent of accrued but unpaid interest, which will be taxable as ordinary income) and such holder’s adjusted tax basis in the senior notes. Except with respect to gain or loss attributable to fluctuations in exchange rates as discussed below, any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the senior note for more than one year. Long-term capital gains of noncorporate U.S. holders that are recognized before January 1, 2009 are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. Gain or loss from the disposition of a senior note by a U.S. holder generally will be treated as realized from U.S. sources for U.S. foreign tax credit purposes.

      If a U.S. holder receives pounds sterling in respect of the sale, exchange, redemption, retirement or other disposition of a senior note, the U.S. holder generally will be deemed to realize the U.S. dollar value of the pounds sterling based on the spot rate in effect on the date of the disposition. A U.S. holder’s adjusted tax basis in a senior note generally will equal the U.S. dollar value of the issue price of the senior note based on the spot rate in effect on the date of purchase (reduced by any cash payments received with respect to the senior note other than payments of interest).

      Gain or loss realized upon a U.S. holder’s sale, exchange, redemption, retirement or other disposition of a senior note, to the extent attributable to fluctuations in currency exchange rates, is generally treated as ordinary income or loss and not as capital gain or loss. This gain or loss equals the difference between (i) the principal amount of the senior note translated into U.S. dollars at the “spot rate” on the date of disposition and (ii) the U.S. holder’s tax basis in the senior note. The realization of the exchange gain or loss is limited to the amount of the overall gain or loss realized on the disposition of the senior note. Any portion of the proceeds of the sale, exchange, redemption, retirement or other disposition attributable to accrued interest income will be treated as a payment of interest and may result in exchange gain or loss under the rules set forth above under “Payments of Interest.”

      A U.S. holder will have tax basis in pounds sterling received as interest on, or on the sale, exchange, redemption, retirement or other disposition of a senior note, equal to its dollar value (determined by translating the pounds sterling received at the “spot rate” for such pounds sterling on the date such payment is received). Any gain or loss recognized by the U.S. holder on a sale, exchange, redemption, retirement or other disposition of pounds sterling will be ordinary income or loss and will not be treated as interest income or expense, except to the extent provided in Treasury Regulations or administrative pronouncements of the U.S. Internal Revenue Service.

      A U.S. holder that purchases a senior note with previously owned pounds sterling will recognize exchange gain or loss at the time of the purchase in an amount equal to the difference, if any, between the U.S. holder’s tax basis in the pounds sterling and the U.S. dollar value of the senior note on the date of purchase. Any such exchange gain or loss generally will be treated as ordinary income or loss.

      Reportable Transactions. Recently enacted Federal tax shelter legislation (as part of the American Jobs Creation Act of 2004) requires participants in a “reportable transaction” to disclose certain information about the transaction on IRS Form 8886 and to satisfy document retention requirements relating to the transaction. Tax penalties apply for failure to disclose such reportable transactions. A transaction may be a reportable transaction based upon any of several indicia, which may arise from holding or disposing of the senior notes (for example, certain loss transactions). A purchase of a senior note is not a reportable transaction. If a U.S. holder participates in a reportable transaction in connection with holding or disposing of a senior note (because, for example, the U.S. holder realizes a foreign currency loss over a threshold amount), the U.S. holder will be treated as participating in a reportable transaction and will have to disclose its participation in such transaction on IRS Form 8886. U.S. holders should consult their tax advisors concerning any possible disclosure obligation with respect to their holding of or disposing of the senior notes.

Non-U.S. Holders

      Payments of Interest. A 30% U.S. federal withholding tax will not apply to any payment of interest on a senior note to a non-U.S. holder if the interest qualifies for the “portfolio interest exemption.” This will be the case provided that the non-U.S. holder:

•	does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	is not a controlled foreign corporation that is related to us through stock ownership;

•	is not a bank whose receipt of interest on the senior notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) provides its name and address, and certifies, under penalties of perjury, that it is not a United States person, which certification may be made on an IRS W-8BEN or successor form, or (b) holds its senior notes through various foreign intermediaries and satisfies the certification requirements of applicable Treasury regulations.

      Special certification and other rules apply to certain non-U.S. holders that are entities rather than individuals, particularly entities treated as partnerships for U.S. federal income tax purposes and certain other flowthrough entities, and to non-U.S. holders acting as (or holding senior notes through) intermediaries.

      If the portfolio interest exemption does not apply, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (1) IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI, or successor form, stating that interest paid on the senior note is not subject to withholding tax because it is effectively connected with its conduct of a trade or business in the United States.

      If a non-U.S. holder is engaged in a trade or business in the United States and interest on a senior note is effectively connected with the conduct of that trade or business (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), such holder (although exempt from the 30% withholding tax) will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the holder were a United States person as defined under the Code. In addition, if the holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States. For this purpose, interest will be included in earnings and profits. However, any branch profits tax that would otherwise apply may not apply, or may apply at a reduced rate, under an applicable income tax treaty that the United States may have with a country of which the non-U.S. holder is a “qualified resident.”

      Disposition of Senior Notes. The 30% U.S. federal withholding tax will not apply to any gain that a non-U.S. holder realizes on the sale, exchange, redemption, retirement or other disposition of a senior note.

      Any gain realized on the disposition of a senior note by a non-U.S. holder generally will not be subject to U.S. federal income tax unless (i) that gain is effectively connected with the conduct of a trade or business in the United States by the holder (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), or (ii) the holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and other conditions are met. If (i) applies and the non-U.S. holder is a corporation, such holder may be subject to the branch profits tax referred to above, unless the holder qualifies for a lower rate or an exemption from such branch profits tax under an applicable income tax treaty.

U.S. Federal Estate Tax

      Senior notes will generally not be included in a non-U.S. holder’s estate for U.S. federal estate tax purposes unless such holder owns, either actually or constructively, 10% or more of the total combined voting powers of all the classes of our stock entitled to vote or, at the time of such holder’s death, payments with respect to the senior notes would have been effectively connected to the conduct by such holder of a trade or business in the United States.

Information Reporting and Backup Withholding

      U.S. Holders. In general, information reporting requirements will apply to payments of principal and interest made on the senior notes to, and to the proceeds of the sale of the senior notes within the United States by, certain non-corporate U.S. holders of senior notes, and backup withholding at the applicable rate will apply to these payments if the U.S. holder (i) fails to provide an accurate taxpayer identification number in the manner required or (ii) is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns.

      Any amount withheld under the backup withholding rules is allowable as a credit against a holder’s U.S. federal income tax liability, if any, and a refund may be obtained if the amount withheld exceeds the holder’s actual U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

      Non-U.S. Holders. In general, subject to the discussion above under “Non-U.S. Holders — Payments of Interest,” a non-U.S. holder will not be subject to backup withholding with respect to payments that we make to the non-U.S. holder, provided that we do not have actual knowledge that the holder is a United States person and the holder has given us the statement or provided the certifications described above under “Non-U.S. Holders — Payments of Interest.” In addition, subject to the discussion above under “Non-U.S. Holders — Disposition of Senior Notes,” a non-U.S. holder will not be subject to backup withholding or information reporting with respect to the proceeds of the sale or other disposition of a senior note within the United States or conducted through certain U.S.-related financial intermediaries if the payor receives the statements or certifications described above and does not have actual knowledge that the holder is a United States person, as defined under the Code, or the holder otherwise establishes an exemption.

      Any amount withheld under the backup withholding rules is allowable as a credit against a holder’s U.S. federal income tax liability, if any, and a refund may be obtained if the amount withheld exceeds the holder’s actual U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

      INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICABILITY OF THE ABOVE TAX CONSEQUENCES TO THEIR PARTICULAR SITUATIONS, INCLUDING THE NECESSITY OF SATISFYING VARIOUS CERTIFICATION REQUIREMENTS, AND CONCERNING THE APPLICABILITY OF OTHER TAXES, SUCH AS ESTATE TAXES AND STATE AND LOCAL TAXES.

CERTAIN UNITED KINGDOM TAX CONSEQUENCES

      The following is a summary of the material United Kingdom tax aspects as of the date of this prospectus supplement in relation to acquiring, holding or disposing of the senior notes. This summary relates only to the position of persons who are the absolute beneficial owners of the senior notes and may not apply to certain classes of persons such as dealers and holders who are connected with us for relevant tax purposes.

Withholding Tax on Interest Paid

      Interest paid on the senior notes should not have a United Kingdom source and therefore should be made without withholding or deduction for or on account of United Kingdom income tax. Furthermore, payments of interest made in respect of senior notes which carry a right to interest and are listed on a “recognised stock exchange” within the meaning of section 841 of the United Kingdom Income and Corporation Taxes Act 1988 (“ICTA 1988”) (“the quoted Eurobond exemption”) may be made without withholding or deduction for or on account of United Kingdom income tax in any event because the senior notes should qualify as quoted eurobonds. The Irish Stock Exchange is a recognized stock exchange for these purposes. In the event that we exercise our option to delist the senior notes (as described under “Listing and General Information”) then the quoted Eurobond exemption would no longer be applicable.

      The United Kingdom Inland Revenue has certain powers to require any person paying or crediting interest in the ordinary course of its business to provide information to the United Kingdom Inland Revenue in respect of the interest paid or credited and the persons to whom the interest was so paid or credited. In certain circumstances, the United Kingdom Inland Revenue may be entitled to exchange such information with the tax authorities of other jurisdictions. Interest for this purpose includes any amount to which a person holding a relevant discounted security is entitled upon redemption of that security.

European Union Savings Directive

      On June 3, 2003, the European Union (the “EU”) Council of Economic and Finance Ministers adopted a new directive (Council Directive 2003/48/EC) regarding the taxation of savings income. The directive is scheduled to be applied by EU Member States from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive, each EU Member State will be required to provide to the tax authorities of another EU Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other EU Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by EU Member States and to terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

Taxation of Noteholders

      Noteholders within the charge to United Kingdom corporation tax in respect of a senior note (including a noteholder so chargeable in relation to assets held in connection with a trade carried on in the United Kingdom through a permanent establishment) will generally be liable to United Kingdom corporation tax on any interest, profits, returns or other gains on, or fluctuations in value of, the senior notes (and be entitled to obtain relief for permitted losses). Any such profits (including interest) or permitted losses will generally be chargeable (or allowable, as appropriate) for each accounting period on an authorized accruals or mark to market basis, in accordance with noteholders’ statutory accounts. For such noteholders, the “accrued income scheme” (described below) will not apply to such a senior note.

      The senior notes should constitute “qualifying corporate bonds” within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, neither a chargeable gain nor an allowable loss should arise on a disposal or redemption of the senior notes for the purposes of United Kingdom taxation of chargeable gains.

      A transfer of a senior note by a noteholder (other than a noteholder within the charge to corporation tax in respect thereof as described in the first paragraph under “— Taxation of Noteholders”) resident or ordinarily resident in the United Kingdom or who carries on a trade in the United Kingdom for the purposes of which the senior note is used or held may give rise to a charge to United Kingdom income tax in respect of the interest on the senior note which has accrued since the preceding interest payment date, under the provisions of the “accrued income scheme” (the “Scheme”) as described in Chapter II of Part XVII ICTA 1988. If for any reason any interest due on an interest payment date is not paid and a senior note is subsequently disposed of with the right to receive accrued interest, special rules may apply for the purposes of the Scheme.

Stamp Duty

      No United Kingdom stamp duty or stamp duty reserve tax is payable on the issue, ownership, transfer, transfer by delivery or redemption of a senior note.

      INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICABILITY OF THE ABOVE TAX CONSEQUENCES TO THEIR PARTICULAR SITUATIONS AND CONCERNING THE APPLICABILITY OF OTHER TAXES.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement and pricing agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the senior notes set forth opposite its name below.

Principal Amount
Underwriters	of Senior Notes

Deutsche Bank AG London	£
HSBC Bank plc
The Royal Bank of Scotland plc

Total	£

      Deutsche Bank AG London, HSBC Bank plc and The Royal Bank of Scotland plc are the joint bookrunners and lead managers for this offering of senior notes.

      Under the terms and conditions of the underwriting agreement, if the underwriters take any of the senior notes of a series, then the underwriters are obligated to take and pay for all of the senior notes of that series.

      Although application has been made to list the senior notes on the Irish Stock Exchange, the senior notes constitute a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market for the senior notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the development or liquidity of any trading market for the senior notes.

      We have been advised by the underwriters that the underwriters propose initially to offer some of the senior notes to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the senior notes to certain dealers at the public offering price less concessions not in excess of      %. The underwriters may allow, and these dealers may reallow, concessions not in excess of      % of the principal amount of the senior notes on sales of the senior notes to certain other dealers. After the initial offering of the senior notes to the public, the representatives may change the public offering prices and concessions. Purchasers of the senior notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth in the cover page hereof.

      We estimate that our expenses for this offering will be approximately £                    or $                    .

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

      In connection with the offering of the senior notes, the representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the senior notes. Specifically, the representatives may overallot in connection with the offering of senior notes, creating a syndicate short position. In addition, the representatives may bid for, and purchase, senior notes in the open market to cover syndicate short positions or to stabilize the price of the senior notes. Finally, the representatives may reclaim selling concessions allowed for distributing the senior notes in the offering of the senior notes, if the representatives repurchase previously distributed senior notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the senior notes above independent market levels. The representatives are not required to engage in any of these activities, may end any of them at any time, and must bring them to an end after a limited period. The Royal Bank of Scotland plc will act as the stabilization manager for this offering of senior notes.

      The underwriters expect to deliver the senior notes against payment on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement. Under Rule 15c6-1 of the SEC under the U.S. Securities

Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the senior notes on the date of this prospectus supplement or on the subsequent day, it will be required, by virtue of the fact that the senior notes initially will settle on the fifth business day following the date of this prospectus supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

      The underwriters have informed us that they have directed the marketing of the senior notes to institutional investors and other sophisticated investors who are particularly knowledgeable in investment matters. According to the underwriters, such institutional investors and sophisticated investors will purchase a minimum of £                    of senior notes, with the vast majority purchasing senior notes in significantly greater amounts.

      In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

OFFERING RESTRICTIONS

      The senior notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

      Each of the underwriters has severally represented and agreed that it has not offered, sold or delivered and it will not offer, sell or deliver, directly or indirectly, any of the senior notes, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the senior notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement and the applicable pricing agreement.

      To the extent any underwriter is not registered in the United States as a broker-dealer, it will not effect any sales of the senior notes in the United States other than through an affiliate that is registered in the United States as a broker-dealer.

      Senior notes being offered and sold outside of the United States are being offered and sold in reliance upon Regulation S under the U.S. Securities Act of 1933, as amended. Senior notes being offered and sold in the United States (including any senior notes which are initially offered and sold outside the United States in reliance on Regulation S, but which may be resold in the United States from time to time in transactions requiring registration under the Securities Act) are being offered and sold pursuant to the shelf registration statement under the Securities Act on file with the SEC. See “Capitalization and Indebtedness.” This prospectus supplement and the accompanying prospectus relate to both senior notes being offered and sold in reliance upon Regulation S and senior notes being offered and sold pursuant to such registration statement under the Securities Act.

      Each underwriter has severally represented and agreed specifically that: (a) it has not offered or sold and will not offer or sell any such senior notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended; (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any such senior notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (c) it has complied and will comply with all applicable provisions of the FSMA and all rules and regulations made pursuant to the FSMA with respect to anything done by it in relation to the senior notes in, from or otherwise involving the United Kingdom.

      Each underwriter has represented and agreed that, in connection with its initial distribution, it has not offered or sold, and will not offer or sell, directly or indirectly, senior notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this prospectus supplement or any other offering material relating to the senior notes, and that such offers, sales and distributions have been and shall only be made in the Republic of France to (1) qualified investors (investisseurs qualifiés) and/or (2) a restricted circle of investors (cercle restreint d’investisseurs), all as defined in and in accordance with articles L411-1 and L411-2 of the Code Monétaire et Financier and décret no. 98-880 dated October 1, 1998. Where an issue of senior notes is effected as an exception to the rules relating to an appel public à l’épargne in the Republic of France (public offer rules) by way of an offer to a restricted circle of investors (as referred to in (2) above), such investors must, to the extent that the senior notes are offered to 100 or more of such investors, provide certification as to their personal relationship of a professional or family nature with a member of our management. In the context of such exception, investors in the Republic of France may only participate in the issue of senior notes for their own account in accordance with the conditions set out in décret no. 98-880 dated October 1, 1998. Senior notes may only be issued, directly or indirectly, to the public in the Republic of France in accordance with articles L411-1 and L411-2 of the Code Monétaire et Financier.

      In connection with the initial placement of any senior notes in Germany, each underwriter has agreed that it will offer and sell senior notes only in accordance with the provisions of the German Securities Selling Prospectus Act and the German Securities Exchange Act (1) only for an aggregate purchase price per purchaser of at least € 40,000 (or the foreign currency equivalent) or such other amount as may be stipulated from time to time by applicable German law or (2) as may otherwise be permitted in accordance with applicable German law.

      The offering of the senior notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no senior notes may be offered, sold or delivered, nor may copies of this prospectus supplement or of any other document relating to the senior notes be distributed in the Republic of Italy, except (1) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the senior notes or distribution of copies of this prospectus supplement or any other document relating to the senior notes in the Republic of Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the Banking Act); and (ii) in compliance with Article 129 of the Italian Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

      Each underwriter has represented and agreed that issues of senior notes may not, directly or indirectly, be offered or sold in The Netherlands with a denomination of less than € 50,000 (or its equivalent in any other currency) other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stock brokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises), except for senior notes in respect of which one of the exceptions in Article 3, or one of the exemptions under Article 4, of the Securities Transactions Supervision Act 1995 (“Wet toezicht effectenverkeer 1995” “STSA”) is applicable and the conditions attached to such exemption or exception are complied with.

      Each underwriter has represented, warranted and agreed that (1) except in circumstances which do not constitute an offer to the public within the meaning of the Irish Companies Act 1963 to 2003 (as amended from time to time) (the “Irish Acts”), it has not offered or sold and will not offer or sell any senior notes in Ireland or elsewhere, by means of any document prior to application for listing of the senior notes being made and the Irish Stock Exchange having approved the relevant listing particulars in accordance with the European Communities (Stock Exchange) Regulations 1984 (the “1984 Regulations”) and thereafter by means of any document other than (i) the relevant listing particulars and/or (ii) a form of application issued in connection with the senior notes which indicates where the relevant listing particulars can be obtained or inspected or which is issued with the relevant listing particulars; (2) it has not made and will not make any offer of the senior notes which would require a prospectus to be issued under the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland; and (3) it has complied with and will comply with all applicable provisions of the Irish Acts, the 1984 Regulations and the Irish Investment Intermediaries Act, 1995 (as amended) (including, without limitation, Sections 9, 23 (including any advertising restrictions made thereunder) and 50 and will conduct itself in accordance with a code of conduct drawn up pursuant to Section 37) with respect to anything done by it in relation to the senior notes.

LEGAL OPINIONS

      The validity of the senior notes offered hereby will be passed upon for MetLife, Inc. by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations. LeBoeuf, Lamb, Greene & MacRae has also acted as special United Kingdom tax counsel for MetLife, Inc. LeBoeuf, Lamb, Greene & MacRae, L.L.P. maintains a disability policy with Metropolitan Life. Willkie Farr & Gallagher LLP will pass upon certain legal matters for the underwriters. Willkie Farr & Gallagher LLP has, from time to time, represented, currently represents, and may continue to represent us in connection with various legal matters.

LISTING AND GENERAL INFORMATION

      Application has been made to list the senior notes on the Irish Stock Exchange. In connection with the listing application, we have deposited our amended and restated certificate of incorporation with the Irish Stock Exchange, where copies may be obtained upon request. So long as any of the senior notes is outstanding, copies of these documents, together with this prospectus supplement, the accompanying prospectus, the indenture governing the senior notes, a copy of the global note representing the senior notes and our current annual and quarterly reports, and all future annual and quarterly reports, will be made available for inspection at the main office in Ireland of J.P. Morgan Bank (Ireland) plc, our paying agent and transfer agent for the senior notes in Ireland. Copies of this prospectus supplement and the accompanying prospectus will be available free of charge at the main office of our paying agent in Ireland and at our principal executive offices located at 200 Park Avenue, New York, New York 10166-0188, United States.

      The Directive of the European Parliament and of the Council (2003/0045 (COD) the “Transparency Directive”) regarding the harmonization of transparency requirements relating to financial information of issuers whose securities are admitted to trading on a regulated market in the European Union, such as the Irish Stock Exchange, is now required to be implemented by EU member states. If the Transparency Directive (and/or any other European or national legislation) is implemented or takes effect in Ireland in a manner that would require us to publish or produce financial statements according to accounting principles or standards that are different from U.S. GAAP, or that would otherwise impose requirements on us that we, in our discretion, determine are not reasonable, we may delist the senior notes. In these circumstances, there can be no assurance that we would obtain an alternative admission to listing, trading and/or quotation for the senior notes by another listing authority, exchange and/or system within or outside the European Union and a delisting of the senior notes from the Irish Stock Exchange may have a material adverse effect on the ability of noteholders to resell the senior notes in the secondary market.

      So long as any of the senior notes remain outstanding and listed on the Irish Stock Exchange, copies of the following items will be available at the main office of the paying agent in Ireland and at our principal executive offices located at the address set forth above:

•	this prospectus supplement and the accompanying prospectus;

•	all documents that are incorporated by reference in this prospectus supplement or the accompanying prospectus;

•	the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of MetLife, Inc.;

•	the audited annual consolidated financial statements of MetLife, Inc. for the years ended December 31, 2003 and December 31, 2002;

•	future annual, quarterly and other reports of MetLife, Inc.;

•	the indenture, as supplemented; and

•	any documents relating to these items.

      Except as disclosed in this prospectus supplement or the accompanying prospectus, including the documents incorporated herein or therein by reference, there has been no material adverse change in our financial position since December 31, 2003.

      Our annual reports on Form 10-K filed with the SEC and our annual reports to our shareholders include our audited consolidated financial statements as of the dates and for the periods identified in those reports, which financial statements were prepared in accordance with United States generally accepted accounting principles. Our quarterly reports on Form 10-Q filed with the SEC include our unaudited consolidated financial statements as of the dates and for the periods identified in those reports. Our independent registered public accounting firm is Deloitte & Touche LLP. See “Experts” in the accompanying prospectus.

      It is reasonably possible that the Company’s total exposure with respect to the matters noted in Note 7 to our unaudited interim condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and Note 12 to our audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003 may be greater that the liability recorded by MetLife, Inc. in its consolidated financial statements and that future charges to income may be necessary. While the potential future charges could be material in particular quarterly or annual periods in which they are recorded, based on information currently known by management, it does not believe any such charges are likely to have a material adverse effect on the Company’s consolidated financial position.

      The senior notes have been accepted for clearance through Clearstream and Euroclear and have been assigned the following identification numbers:

ISIN Number	Common Code

PROSPECTUS

$5,043,750,000

MetLife, Inc.

Debt Securities, Preferred Stock, Depositary Shares, Common Stock, Warrants, Purchase Contracts and Units

MetLife Capital Trust II

MetLife Capital Trust III
Trust Preferred Securities
Fully and Unconditionally Guaranteed by MetLife, Inc.,
as set forth herein

        MetLife, Inc., MetLife Capital Trust II and MetLife Capital Trust III will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

      THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

      MetLife, Inc., MetLife Capital Trust II and MetLife Capital Trust III may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, through agents, or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

      MetLife, Inc.’s common stock is listed on the New York Stock Exchange under the trading symbol “MET”. Unless otherwise stated in this prospectus or an accompanying prospectus supplement, none of these securities will be listed on a securities exchange, other than MetLife, Inc.’s common stock.

      None of the Securities and Exchange Commission, any state securities commission, the New York Superintendent of Insurance or any other regulatory body has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. They have not made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 4, 2004

ABOUT THIS PROSPECTUS

      Unless otherwise stated or the context otherwise requires, references in this prospectus to “MetLife,” “we,” “our,” or “us” refer to MetLife, Inc., together with Metropolitan Life Insurance Company, and their respective direct and indirect subsidiaries, while references to “MetLife, Inc.” refer only to the holding company on an unconsolidated basis. References in this prospectus to the “trusts” refer to MetLife Capital Trust II and MetLife Capital Trust III.

      This prospectus is part of a registration statement that MetLife, Inc., MetLife Capital Trust II and MetLife Capital Trust III filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, MetLife, Inc. may, from time to time, sell any combination of debt securities, preferred stock, depositary shares, common stock, warrants, purchase contracts and units and MetLife Capital Trust II and MetLife Capital Trust III may, from time to time, sell trust preferred securities guaranteed by MetLife, Inc., as described in this prospectus, in one or more offerings up to a total dollar amount of $5,043,750,000 or the equivalent thereof on the date of issuance in one or more foreign currencies, foreign currency units or composite currencies. This prospectus provides you with a general description of the securities MetLife, Inc. and the trusts may offer. Each time that securities are sold, a prospectus supplement that will contain specific information about the terms of that offering will be provided. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      You should rely on the information contained or incorporated by reference in this prospectus. Neither MetLife, Inc. nor the trusts have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither MetLife, Inc. nor the trusts are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

      MetLife, Inc. files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information, including the registration statement of which this prospectus is a part, can be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including MetLife, Inc. MetLife, Inc.’s common stock is listed and traded on the New York Stock Exchange. These reports, proxy statements and other information can also be read at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

      The SEC allows “incorporation by reference” into this prospectus of information that MetLife, Inc. files with the SEC. This permits MetLife, Inc. to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to the date of this prospectus will automatically be deemed to update and supersede this information. Information furnished under Item 9 and Item 12 of MetLife, Inc.’s Current Reports on Form 8-K is not incorporated by reference in this registration statement and prospectus. MetLife, Inc. incorporates by reference the following documents which have been filed with the SEC:

•	Registration Statement on Form 8-A, dated March 31, 2000, relating to registration of shares of MetLife, Inc.’s common stock and Registration Statement on Form 8-A, dated March 31, 2000,

relating to registration of MetLife, Inc.’s Series A Junior Participating Preferred Stock purchase rights;

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	Current Reports on Form 8-K filed January 14, 2003, February 3, 2003, February 10, 2003, February 19, 2003, November 17, 2003, November 21, 2003, November 24, 2003, December 8, 2003, December 15, 2003, February 19, 2004 and February 27, 2004.

      MetLife, Inc. incorporates by reference the documents listed above and any future filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until MetLife, Inc., MetLife Capital Trust II and MetLife Capital Trust III file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

      MetLife, Inc. will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits to those documents, unless those exhibits are specifically incorporated by reference into those documents. Requests should be directed to Investor Relations, MetLife, Inc., One Madison Avenue, New York, New York 10010-3690 by electronic mail (metir@metlife.com) or by telephone (212-578-2211). You may also obtain some of the documents incorporated by reference into this document at MetLife’s website, www.metlife.com. You should be aware that all other information contained on MetLife’s website is not a part of this document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the accompanying prospectus supplement may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

      Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining MetLife’s actual future results. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance, and there are no guarantees about the performance of any securities offered by this prospectus. Actual results could differ materially from those expressed or implied in the forward-looking statements. Among factors that could cause actual results to differ materially are:

•	changes in general economic conditions, including the performance of financial markets and interest rates;

•	heightened competition, including with respect to pricing, entry of new competitors and the development of new products by new and existing competitors;

•	unanticipated changes in industry trends;

•	MetLife, Inc.’s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends;

•	deterioration in the experience of the “closed block” established in connection with the reorganization of Metropolitan Life Insurance Company;

•	catastrophe losses;

•	adverse results or other consequences from litigation, arbitration or regulatory investigations;

•	regulatory, accounting or tax changes that may affect the cost of, or demand for, our products or services;

•	downgrades in our and our affiliates’ claims paying ability, financial strength or credit ratings;

•	changes in rating agency policies or practices;

•	discrepancies between actual claims experience and assumptions used in setting prices for our products and establishing the liabilities for our obligations for future policy benefits and claims;

•	discrepancies between actual experience and assumptions used in establishing liabilities related to other contingencies or obligations;

•	the effects of business disruption or economic contraction due to terrorism or other hostilities;

•	our ability to identify and consummate on successful terms any future acquisitions, and to successfully integrate acquired businesses with minimal disruption;

•	other risks and uncertainties described from time to time in MetLife, Inc.’s or the trusts’ filings with the SEC;

•	the risk factors or uncertainties set forth herein or listed from time to time in prospectus supplements or any document incorporated by reference herein; and

•	other risks and uncertainties that have not been identified at this time.

Neither MetLife, Inc. nor the trusts undertake any obligation to publicly correct or update any forward-looking statement if MetLife, Inc. or the trusts later become aware that it is not likely to be achieved. You are advised, however, to consult any further disclosures MetLife, Inc. or the trusts make on related subjects in reports to the SEC.

METLIFE, INC.

      We are a leading provider of insurance and other financial services to a broad spectrum of individual and institutional customers. We offer life insurance, annuities, automobile and homeowners insurance and mutual funds to individuals, as well as group insurance, reinsurance, and retirement and savings products and services to corporations and other institutions. We serve approximately 12 million individuals in the United States and provide benefits to 37 million employees and family members through their plan sponsors.

      We distribute our products and services nationwide through multiple channels, with the primary distribution systems being our core career agency system, our general agency distribution systems, our regional sales forces, our dedicated sales forces, financial intermediaries, independent agents and product specialists. We operate in the international markets that we serve through subsidiaries and joint ventures. Our international segment focuses on the Asia/Pacific region and Latin America and currently has insurance operations in 10 countries serving approximately 8 million customers.

      MetLife, Inc. is incorporated under the laws of the State of Delaware. MetLife, Inc.’s principal executive offices are located at One Madison Avenue, New York, New York 10010-3690 and its telephone number is (212) 578-2211.

THE TRUSTS

      MetLife Capital Trust II and MetLife Capital Trust III are statutory trusts formed on May 17, 2001 under Delaware law pursuant to declarations of trust between the trustees named therein and MetLife, Inc. and the filing of certificates of trust with the Secretary of State of the State of Delaware. MetLife, Inc., as sponsor of the trusts, and the trustees named in the declarations of trust will amend and restate the declarations of trust in their entirety substantially in the forms which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, as of or prior to the date the trusts issue any trust preferred securities. The declarations of trust will be qualified as indentures under the Trust Indenture Act of 1939.

      The trusts exist for the exclusive purposes of:

•	issuing preferred securities offered by this prospectus and common securities to MetLife, Inc.;

•	investing the gross proceeds of the preferred securities and common securities in related series of debt securities, which may be senior or subordinated, issued by MetLife, Inc.; and

•	engaging in only those other activities which are necessary, appropriate, convenient or incidental to the purposes set forth above.

      The payment of periodic cash distributions on the trust preferred securities and payments on liquidation and redemption with respect to the trust preferred securities, in each case to the extent the trusts have funds legally and immediately available, will be guaranteed by MetLife, Inc. to the extent set forth under “Description of Guarantees.”

      MetLife, Inc. will own, directly or indirectly, all of the common securities of the trusts. The common securities will represent an aggregate liquidation amount equal to at least 3% of each trust’s total capitalization. The preferred securities of each trust will represent the remaining 97% of each trust’s total capitalization. The common securities will have terms substantially identical to, and will rank equal in priority of payment with, the preferred securities. However, if MetLife, Inc. defaults on the related series of debt securities, then cash distributions and liquidation, redemption and other amounts payable on the common securities will be subordinate to the trust preferred securities in priority of payment.

      The trusts each have a term of approximately 55 years, but may dissolve earlier as provided in their respective declarations of trust. The trusts’ business and affairs will be conducted by the trustees appointed by MetLife, Inc., as the direct or indirect holder of all of the common securities. The holder of the common securities of each trust will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the trustees of the trust. However, the number of trustees shall be at least two, at least one of which shall be an administrative trustee. The duties and obligations of the trustees will be governed by the declaration of trust for each trust. A majority of the trustees of each trust will be persons who are employees or officers of or affiliated with MetLife, Inc. One trustee of each trust will be a financial institution which will be unaffiliated with MetLife, Inc. and which will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act of 1939, pursuant to the terms set forth in a prospectus supplement. In addition, unless the property trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one trustee of each trust will have its principal place of business or reside in the State of Delaware.

      The property trustee will hold title to the debt securities for the benefit of the holders of the trust securities and the property trustee will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debt securities. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing bank account to hold all payments made in respect of the debt securities for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from this property account.

      The rights of the holders of the trust preferred securities, including economic rights, rights to information and voting rights, are provided in the declarations of trust of MetLife Capital Trust II and MetLife Capital Trust III, including any amendments thereto, the trust preferred securities, the Delaware Statutory Trust Act and the Trust Indenture Act.

      MetLife, Inc. will pay all fees and expenses related to the trusts and the offering of trust preferred securities. The principal offices of each trust is: c/o Chase Manhattan Bank USA, National Association, 500 Stanton Christiana Road, 3rd Floor/ OPS4, Newark, Delaware 19713, Attention: Institutional Trust Services. The telephone number of each trust is: (302) 552-6279.

      For financial reporting purposes,

•	the trusts will be treated as MetLife, Inc.’s subsidiaries; and

•	the accounts of the trusts will be included in MetLife, Inc.’s consolidated financial statements.

      The financial statements of the trusts will be consolidated in MetLife, Inc.’s consolidated financial statements, with the trust preferred securities shown on MetLife, Inc.’s consolidated balance sheets. The notes to MetLife, Inc.’s consolidated financial statements will disclose that the sole assets of the trusts will be the debt securities issued by MetLife, Inc. to the trusts. Distributions on the trust preferred securities will be reported as a charge to minority interest, which is included in Other Expenses in MetLife, Inc.’s consolidated statements of income, whether paid or accrued.

      Please read the prospectus supplement relating to the trust preferred securities for further information concerning the trusts and the trust preferred securities.

USE OF PROCEEDS

      Unless otherwise set forth in a prospectus supplement, we intend to use the proceeds of any securities sold for general corporate purposes. The trusts will use all of the proceeds they receive from the sale of trust preferred securities to purchase debt securities issued by MetLife, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges.

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Ratio of Earnings to Fixed Charges(1)	1.78	1.59	1.54	1.15	1.34	1.33	1.61

(1)	For purposes of this computation, earnings are defined as income from continuing operations before provision for income taxes excluding undistributed income and losses from equity method investments, minority interest and fixed charges. Fixed charges are the sum of interest and debt issue costs, interest credited to policyholder account balances, interest on bank deposits and an estimated interest component of rent expense. As of the date of this prospectus, there is no preferred stock outstanding and accordingly, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

DESCRIPTION OF SECURITIES

      This prospectus contains summary descriptions of the debt securities, preferred stock, depositary shares, common stock, warrants, purchase contracts and units that MetLife, Inc. may sell from time to time, and the trust preferred securities guaranteed by MetLife, Inc. that MetLife Capital Trust II and MetLife Capital Trust III may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

DESCRIPTION OF DEBT SECURITIES

      As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that MetLife, Inc. may issue from time to time. The debt securities will either be senior debt securities or subordinated debt securities. Unless the applicable prospectus supplement states otherwise, senior debt securities will be issued under the Senior Indenture dated as of November 9, 2001 between us and Bank One Trust Company, N.A. (predecessor to J.P. Morgan Trust Company, National Association) (the “Senior Indenture”) and subordinated debt securities will be issued under a “Subordinated Indenture” to be entered into with J.P. Morgan Trust Company, National Association. This prospectus sometimes refers to the Senior Indenture and the Subordinated Indenture collectively as the “Indentures”.

      The Senior Indenture and form of Subordinated Indenture are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the Indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures and the debt securities, including the definitions therein of certain terms.

General

      The debt securities will be direct unsecured obligations of MetLife, Inc. The senior debt securities will rank equally with all of MetLife, Inc.’s other senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to all of MetLife, Inc.’s present and future senior indebtedness.

      Because MetLife, Inc. is principally a holding company, its right to participate in any distribution of assets of any subsidiary, including Metropolitan Life Insurance Company, upon the subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent MetLife, Inc. may be recognized as a creditor of that subsidiary. Accordingly, MetLife, Inc.’s obligations under the debt securities will be effectively subordinated to all existing and future indebtedness and liabilities of its subsidiaries, including liabilities under contracts of insurance and annuities written by MetLife, Inc.’s insurance subsidiaries, and holders of debt securities should look only to MetLife, Inc.’s assets for payment thereunder.

      The Indentures do not limit the aggregate principal amount of debt securities that MetLife, Inc. may issue and provide that MetLife, Inc. may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. MetLife, Inc. may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable Indenture. The Indentures also do not limit our ability to incur other debt.

      Each prospectus supplement will describe the terms relating to the specific series of debt securities being offered. These terms will include some or all of the following:

•	the title of debt securities and whether they are subordinated debt securities or senior debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price or prices at which MetLife, Inc. will sell the debt securities;

•	the maturity date or dates of the debt securities;

•	the rate or rates of interest, if any, which may be fixed or variable, per annum at which the debt securities will bear interest, or the method of determining such rate or rates, if any;

•	the date or dates from which any interest will accrue, the dates on which interest will be payable, or the method by which such date or dates will be determined;

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period, including the maximum consecutive period during which interest payment periods may be extended;

•	whether the amount of payments of principal of (and premium, if any) or interest on the debt securities may be determined with reference to any index, formula or other method, such as one or more currencies, commodities, equity indices or other indices, and the manner of determining the amount of such payments;

•	the dates on which MetLife, Inc. will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

•	the place or places where the principal of (and premium, if any) and interest on the debt securities will be payable;

•	if MetLife, Inc. possesses the option to do so, the periods within which and the prices at which MetLife, Inc. may redeem the debt securities, in whole or in part, pursuant to optional redemption provisions, and the other terms and conditions of any such provisions;

•	MetLife, Inc.’s obligation, if any, to redeem, repay or purchase debt securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the debt securities, and the period or periods within which and the price or prices at which MetLife, Inc. will redeem, repay or purchase the debt securities, in whole or in part, pursuant to such obligation, and the other terms and conditions of such obligation;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples of $1,000;

•	the portion, or methods of determining the portion, of the principal amount of the debt securities which MetLife, Inc. must pay upon the acceleration of the maturity of the debt securities in connection with an Event of Default (as described below), if other than the full principal amount;

•	the currency, currencies or currency unit in which MetLife, Inc. will pay the principal of (and premium, if any) or interest, if any, on the debt securities, if not United States dollars and the manner of determining the equivalent thereof in United States dollars;

•	provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

•	any deletions from, modifications of or additions to the Events of Default or MetLife, Inc.’s covenants with respect to the applicable series of debt securities, and whether or not such Events of Default or covenants are consistent with those contained in the applicable Indenture;

•	the application, if any, of the terms of the Indenture relating to defeasance and covenant defeasance (which terms are described below) to the debt securities;

•	whether the subordination provisions summarized below or different subordination provisions will apply to the debt securities;

•	the terms, if any, upon which the holders may convert or exchange such debt securities into or for MetLife, Inc.’s common stock or other securities or property, including conversion price and conversion period;

•	whether any of the debt securities will be issued in global form and, if so, the terms and conditions upon which global debt securities may be exchanged for certificated debt securities;

•	any change in the right of the trustee or the requisite holders of debt securities to declare the principal amount thereof due and payable because of an Event of Default;

•	the depositary for global or certificated debt securities;

•	any special tax implications of the debt securities;

•	any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities; and

•	any other terms of the debt securities not inconsistent with the provisions of the Indentures, as amended or supplemented.

      Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

      Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued in fully registered form without coupons.

      Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to any such debt securities. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in the prospectus supplement relating to any of the particular debt securities. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

Subordination

      The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to all of MetLife, Inc.’s Senior Indebtedness.

      Under the Subordinated Indenture, “Senior Indebtedness” means all amounts due on obligations in connection with any of the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred or created:

•	the principal of (and premium, if any) and interest in respect of indebtedness of MetLife, Inc. for borrowed money and indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by MetLife, Inc.;

•	all capital lease obligations of MetLife, Inc.;

•	all obligations of MetLife, Inc. issued or assumed as the deferred purchase price of property, all conditional sale obligations of MetLife, Inc. and all obligations of MetLife, Inc. under any title retention agreement (but excluding trade accounts payable in the ordinary course of business);

•	all obligations of MetLife, Inc. for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•	all obligations of MetLife, Inc. in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	all obligations of the types referred to above of other persons for the payment of which MetLife, Inc. is responsible or liable as obligor, guarantor or otherwise; and

•	all obligations of the types referred to above of other persons secured by any lien on any property or asset of MetLife, Inc. whether or not such obligation is assumed by MetLife, Inc.

      Senior Indebtedness does not include:

•	indebtedness or monetary obligations to trade creditors created or assumed by MetLife, Inc. in the ordinary course of business in connection with the obtaining of materials or services;

•	indebtedness that is by its terms subordinated to or ranks equal with the subordinated debt securities; and

•	any indebtedness of MetLife, Inc. to its affiliates (including all debt securities and guarantees in respect of those debt securities issued to any trust, partnership or other entity affiliated with MetLife, Inc. that is a financing vehicle of MetLife, Inc. in connection with the issuance by such financing entity of preferred securities or other securities guaranteed by MetLife, Inc.) unless otherwise expressly provided in the terms of any such indebtedness.

      At September 30, 2003, Senior Indebtedness aggregated approximately $3.3 billion. In addition, in November 2003, MetLife, Inc. issued $700 million of Senior Notes. The amount of Senior Indebtedness which MetLife, Inc. may issue is subject to limitations imposed by its board of directors.

      Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

      Unless otherwise noted in the accompanying prospectus supplement, if MetLife, Inc. defaults in the payment of any principal of (or premium, if any) or interest on any Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default is cured or waived or ceases to exist, MetLife, Inc. will make no direct or indirect payment (in cash, property, securities, by set-off or otherwise) in respect of the principal of or interest on the subordinated debt securities or in respect of any redemption, retirement, purchase or other requisition of any of the subordinated debt securities.

      In the event of the acceleration of the maturity of any subordinated debt securities, the holders of all senior debt securities outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due on the senior debt securities before the holders of the subordinated debt securities will be entitled to receive any payment of principal (and premium, if any) or interest on the subordinated debt securities.

      If any of the following events occurs, MetLife, Inc. will pay in full all Senior Indebtedness before it makes any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, to any holder of subordinated debt securities:

•	any dissolution or winding-up or liquidation or reorganization of MetLife, Inc., whether voluntary or involuntary or in bankruptcy, insolvency or receivership;

•	any general assignment by MetLife, Inc. for the benefit of creditors; or

•	any other marshaling of MetLife, Inc.’s assets or liabilities.

      In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness has been paid in full. If any payment or distribution under the subordinated debt securities is received by the trustee of any subordinated debt securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full.

      The Subordinated Indenture does not limit the issuance of additional Senior Indebtedness.

      If debt securities are issued to a trust in connection with the issuance of trust preferred securities, such debt securities may thereafter be distributed pro rata to the holders of such trust securities in connection with the dissolution of such trust upon the occurrence of certain events described in the applicable prospectus supplement.

Restrictive Covenants

      Unless an accompanying prospectus supplement states otherwise, the following restrictive covenants shall apply to each series of senior debt securities:

      Limitation on Liens. So long as any senior debt securities are outstanding, neither MetLife, Inc. nor any of its subsidiaries will create, assume, incur or guarantee any debt which is secured by any mortgage, pledge, lien, security interest or other encumbrance on any capital stock of:

•	Metropolitan Life Insurance Company;

•	any successor to substantially all of the business of Metropolitan Life Insurance Company which is also a subsidiary of MetLife, Inc.; or

•	any corporation (other than MetLife, Inc.) having direct or indirect control of Metropolitan Life Insurance Company or any such successor.

However, this restriction will not apply if the debt securities then outstanding are secured at least equally and ratably with the otherwise prohibited secured debt so long as it is outstanding.

      Limitations on Dispositions of Stock of Certain Subsidiaries. So long as any senior debt securities are outstanding and subject to the provisions of the Senior Indenture regarding mergers, consolidations and sales of assets, neither MetLife, Inc. nor any of its subsidiaries will sell or otherwise dispose of any shares of capital stock (other than preferred stock having no voting rights of any kind) of:

•	Metropolitan Life Insurance Company;

•	any successor to substantially all of the business of Metropolitan Life Insurance Company which is also a subsidiary of MetLife, Inc.; or

•	any corporation (other than MetLife, Inc.) having direct or indirect control of Metropolitan Life Insurance Company or any such successor;

      Except for, in each case:

•	a sale or other disposition of any of such stock to a wholly-owned subsidiary of MetLife, Inc. or of such subsidiary;

•	a sale or other disposition of all of such stock for at least fair value (as determined by MetLife, Inc.’s board of directors acting in good faith); or

•	a sale or other disposition required to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at MetLife, Inc.’s request or the request of any of MetLife, Inc.’s subsidiaries.

Consolidation, Merger, Sale of Assets and Other Transactions

      MetLife, Inc. may not (i) merge with or into or consolidate with another corporation or sell, assign, transfer, lease or convey all or substantially all of its properties and assets to, any other corporation other than a direct or indirect wholly-owned subsidiary of MetLife, Inc., and (ii) no corporation may merge with or into or consolidate with MetLife, Inc. or, except for any direct or indirect wholly-owned subsidiary of MetLife, Inc., sell, assign, transfer, lease or convey all or substantially all of its properties and assets to MetLife, Inc., unless:

•	MetLife, Inc. is the surviving corporation or the corporation formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than MetLife, Inc., has expressly assumed by supplemental indenture all the obligations of MetLife, Inc. under the debt securities, the Indentures, and any guarantees of preferred securities or common securities issued by the trusts;

•	immediately after giving effect to such transaction, no default or Event of Default has occurred and is continuing;

•	if at the time any preferred securities of the trusts are outstanding, such transaction is not prohibited under the applicable declaration of trust and the applicable preferred securities guarantee of each trust; and

•	MetLife, Inc. delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture complies with the applicable Indenture.

Events of Default, Notice and Waiver

      Unless an accompanying prospectus supplement states otherwise, the following shall constitute “Events of Default” under the Indentures with respect to each series of debt securities:

•	MetLife, Inc.’s failure to pay any interest on any debt security of such series when due and payable, continued for 30 days;

•	MetLife, Inc.’s failure to pay principal (or premium, if any) on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series;

•	MetLife, Inc.’s failure to observe or perform any other of its covenants or agreements with respect to such debt securities for 90 days after MetLife, Inc. receives notice of such failure;

•	certain defaults with respect to MetLife, Inc.’s debt which results in a principal amount in excess of $100,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable (other than the debt securities or non-recourse debt);

•	certain events of bankruptcy, insolvency or reorganization of MetLife, Inc.; and

•	certain events of dissolution or winding-up of the trusts in the event that debt securities are issued to the trusts or a trustee of the trusts in connection with the issuance of securities by the trusts.

      If an Event of Default with respect to any debt securities of any series outstanding under either of the Indentures shall occur and be continuing, the trustee under such Indenture or the holders of at least 25% in aggregate principal amount of the debt securities of that series outstanding may declare, by notice as provided in the applicable Indenture, the principal amount (or such lesser amount as may be provided for in the debt securities of that series) of all the debt securities of that series outstanding to be due and payable immediately; provided that, in the case of an Event of Default involving certain events in bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable. Reference is made to the prospectus supplement relating to any original issue discount securities for the particular provisions relating to acceleration of maturity thereof.

      Any past default under either Indenture with respect to debt securities of any series, and any Event of Default arising therefrom, may be waived by the holders of a majority in principal amount of all debt securities of such series outstanding under such Indenture, except in the case of (i) default in the payment of the principal of (or premium, if any) or interest on any debt securities of such series or (ii) default in respect of a covenant or provision which may not be amended or modified without the consent of the holder of each outstanding debt security of such series affected.

      The trustee is required, within 90 days after the occurrence of a default (which is known to the trustee and is continuing), with respect to the debt securities of any series (without regard to any grace period or notice requirements), to give to the holders of the debt securities of such series notice of such default; provided, however, that, except in the case of a default in the payment of the principal of (and premium, if any) or interest, or in the payment of any sinking fund installment, on any debt securities of such series, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the debt securities of such series.

      The trustee, subject to its duties during default to act with the required standard of care, may require indemnification by the holders of the debt securities of any series with respect to which a default has occurred before proceeding to exercise any right or power under the Indentures at the request of the holders of the debt securities of such series. Subject to such right of indemnification and to certain other limitations, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series under either Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of such series.

      No holder of a debt security of any series may institute any action against MetLife, Inc. under either of the Indentures (except actions for payment of overdue principal of (and premium, if any) or interest on such debt security or for the conversion or exchange of such debt security in accordance with its terms) unless (i) the holder has given to the trustee written notice of an Event of Default and of the continuance thereof with respect to the debt securities of such series specifying an Event of Default, as required under the applicable Indenture, (ii) the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding under such Indenture shall have requested the trustee to institute such action and offered to the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, and (iii) the trustee shall not have instituted such action within 60 days of such request.

      MetLife, Inc. is required to furnish annually to the trustee statements as to MetLife, Inc.’s compliance with all conditions and covenants under each Indenture.

Discharge, Defeasance and Covenant Defeasance

      If indicated in the applicable prospectus supplement, MetLife, Inc. may discharge or defease its obligations under each Indenture as set forth below.

      MetLife, Inc. may discharge certain obligations to holders of any series of debt securities issued under either the Senior Indenture or the Subordinated Indenture which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee cash or, in the case of debt securities payable only in U.S. dollars, U.S. government obligations (as defined in either Indenture), as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of (and premium, if any) and interest on such debt securities.

      If indicated in the applicable prospectus supplement, MetLife, Inc. may elect either (i) to defease and be discharged from any and all obligations with respect to the debt securities of or within any series (except as otherwise provided in the relevant Indenture) (“defeasance”) or (ii) to be released from its obligations with respect to certain covenants applicable to the debt securities of or within any series (“covenant defeasance”), upon the deposit with the relevant Indenture trustee, in trust for such purpose, of money and/or government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of (and premium, if any) or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, MetLife, Inc. must deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant Indenture. In addition, in the case of either defeasance or covenant defeasance, MetLife, Inc. shall have delivered to the trustee (i) an officers’ certificate to the effect that the relevant debt securities exchange(s) have informed it that neither such debt securities nor any other debt securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit, and (ii) an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

      MetLife, Inc. may exercise its defeasance option with respect to such debt securities notwithstanding its prior exercise of its covenant defeasance option.

Modification and Waiver

      Under the Indentures, MetLife, Inc. and the applicable trustee may supplement the Indentures for certain purposes which would not materially adversely affect the interests or rights of the holders of debt securities of a series without the consent of those holders. MetLife, Inc. and the applicable trustee may also modify the Indentures or any supplemental indenture in a manner that affects the interests or rights of the holders of debt securities with the consent of the holders of a least a majority in aggregate principal amount of the outstanding debt securities of each affected series issued under the Indenture. However, the

Indentures require the consent of each holder of debt securities that would be affected by any modification which would:

•	extend the fixed maturity of any debt securities of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof;

•	reduce the amount of principal of an original issue discount debt security or any other debt security payable upon acceleration of the maturity thereof;

•	change the currency in which any debt security or any premium or interest is payable;

•	impair the right to enforce any payment on or with respect to any debt security;

•	adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, any debt security (if applicable);

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults;

•	reduce the requirements contained in the Indentures for quorum or voting; or

•	modify any of the above provisions.

      If debt securities are held by a trust or a trustee of a trust, a supplemental indenture that affects the interests or rights of the holders of debt securities will not be effective until the holders of not less than a majority in liquidation preference of the preferred securities and common securities of the applicable trust, collectively, have consented to the supplemental indenture; provided, further, that if the consent of the holder of each outstanding debt security is required, the supplemental indenture will not be effective until each holder of the preferred securities and the common securities of the applicable trust has consented to the supplemental indenture.

      The Indentures permit the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series issued under the Indenture which is affected by the modification or amendment to waive MetLife, Inc.’s compliance with certain covenants contained in the Indentures.

Payment and Paying Agents

      Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name a debt security is registered at the close of business on the record date for the interest.

      Unless otherwise indicated in the applicable prospectus supplement, principal, interest and premium on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as MetLife, Inc. may designate for such purpose from time to time. Notwithstanding the foregoing, at MetLife, Inc.’s option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register.

      Unless otherwise indicated in the applicable prospectus supplement, a paying agent designated by MetLife, Inc. and located in the Borough of Manhattan, The City of New York, will act as paying agent for payments with respect to debt securities of each series. All paying agents initially designated by MetLife, Inc. for the debt securities of a particular series will be named in the applicable prospectus supplement. MetLife, Inc. may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that MetLife, Inc. will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

      All moneys paid by MetLife, Inc. to a paying agent for the payment of the principal, interest or premium on any debt security which remain unclaimed at the end of two years after such principal,

interest or premium has become due and payable will be repaid to MetLife, Inc. upon request, and the holder of such debt security thereafter may look only to MetLife, Inc. for payment thereof.

Denominations, Registrations and Transfer

      Unless an accompanying prospectus supplement states otherwise, debt securities will be represented by one or more global certificates registered in the name of a nominee for The Depository Trust Company (“DTC”). In such case, each holder’s beneficial interest in the global securities will be shown on the records of DTC and transfers of beneficial interests will only be effected through DTC’s records.

      A holder of debt securities may only exchange a beneficial interest in a global security for certificated securities registered in the holder’s name if:

•	DTC notifies MetLife, Inc. that it is unwilling or unable to continue serving as the depositary for the relevant global securities or DTC ceases to maintain certain qualifications under the Securities Exchange Act of 1934 and no successor depositary has been appointed for 90 days; or

•	MetLife, Inc. determines, in its sole discretion, that the global security shall be exchangeable.

      If debt securities are issued in certificated form, they will only be issued in the minimum denomination specified in the accompanying prospectus supplement and integral multiples of such denomination. Transfers and exchanges of such debt securities will only be permitted in such minimum denomination. Transfers of debt securities in certificated form may be registered at the trustee’s corporate office or at the offices of any paying agent or trustee appointed by MetLife, Inc. under the Indentures. Exchanges of debt securities for an equal aggregate principal amount of debt securities in different denominations may also be made at such locations.

Governing Law

      The Indentures and debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to its principles of conflicts of laws.

Relationship with the Trustees

      The trustee under the Indentures is J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.). MetLife, Inc. and its subsidiaries maintain ordinary banking and trust relationships with a number of banks and trust companies, including the trustee under the Indentures.

Conversion or Exchange Rights

      The prospectus supplement will describe the terms, if any, on which a series of debt securities may be convertible into or exchangeable for securities described in this prospectus. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at MetLife, Inc.’s option. These provisions may allow or require the number of shares of MetLife, Inc.’s common stock or other securities to be received by the holders of such series of debt securities to be adjusted.

DESCRIPTION OF CAPITAL STOCK

      MetLife, Inc.’s authorized capital stock consists of:

•	200,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued or outstanding as of the date of this prospectus;

•	10,000,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of which no shares were issued or outstanding as of the date of this prospectus; and

•	3,000,000,000 shares of common stock, par value $0.01 per share, of which 757,186,137 shares, as well as the same number of rights to purchase shares of Series A Junior Participating Preferred

Stock pursuant to the stockholder rights plan adopted by MetLife, Inc.’s board of directors on September 29, 1999, were outstanding as of December 31, 2003. See “— Stockholder Rights Plan” for a description of the Series A Junior Participating Preferred Stock. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval.

Common Stock

      Dividends. The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends as determined by the board of directors. The issuance of dividends will depend upon, among other factors deemed relevant by MetLife, Inc.’s board of directors, MetLife’s financial condition, results of operations, cash requirements, future prospects and regulatory restrictions on the payment of dividends by Metropolitan Life Insurance Company and MetLife, Inc.’s other subsidiaries. There is no requirement or assurance that MetLife, Inc. will declare and pay any dividends. In addition, the indenture, as supplemented by a supplemental indenture, governing the terms of MetLife, Inc.’s 3.911% Debentures due May 15, 2005 prohibits the payment of dividends on common stock of MetLife, Inc. during a deferral of interest payments on such securities or an event of default under the indenture, as supplemented, or the related guarantee.

      Voting Rights. The holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights.

      Liquidation and Dissolution. In the event of MetLife, Inc.’s liquidation, dissolution or winding-up, the holders of common stock are entitled to share equally and ratably in MetLife, Inc.’s assets, if any, remaining after the payment of all of MetLife, Inc.’s liabilities and the liquidation preference of any outstanding class or series of preferred stock.

      Other Rights. The holders of common stock have no preemptive, conversion, redemption or sinking fund rights. The holders of shares of MetLife, Inc.’s common stock are not required to make additional capital contributions.

      Transfer Agent and Registrar. The transfer agent and registrar for MetLife, Inc.’s common stock is Mellon Investor Services, successor to ChaseMellon Shareholder Services, L.L.C.

Preferred Stock

      General. MetLife, Inc.’s board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by stockholders.

      MetLife, Inc. has authorized 10,000,000 shares of Series A Junior Participating Preferred Stock for issuance in connection with its stockholder rights plan. See “— Stockholder Rights Plan” for a description of the Series A Junior Participating Preferred Stock.

      Voting Rights. The Delaware General Corporation Law provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of such preferred stock.

      Conversion or Exchange. The prospectus supplement will describe the terms, if any, on which the preferred stock may be convertible into or exchangeable for securities described in this prospectus. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at MetLife, Inc.’s option. These provisions may allow or require the number of shares of MetLife, Inc.’s common stock or other securities to be received by the holders of preferred stock to be adjusted.

      Redemption. The preferred stock will be redeemable at the times and at the redemption prices set forth in the applicable prospectus supplement.

      Unless otherwise indicated in the applicable prospectus supplement, MetLife, Inc. may not purchase or redeem any of the outstanding shares or any series of preferred stock unless full cumulative dividends, if any, have been paid or declared and set apart for payment upon all outstanding shares of any series of preferred stock for all past dividend periods, and unless all of MetLife, Inc.’s matured obligations with respect to all sinking funds, retirement funds or purchase funds for all series of preferred stock then outstanding have been met.

Certain Provisions in MetLife, Inc.’s Certificate of Incorporation and By-Laws and in Delaware and New York Law

      A number of provisions of MetLife, Inc.’s certificate of incorporation and by-laws deal with matters of corporate governance and rights of stockholders. The following discussion is a general summary of selected provisions of MetLife, Inc.’s certificate of incorporation and by-laws and regulatory provisions that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by MetLife, Inc.’s board of directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult. Some provisions of the Delaware General Corporation Law and the New York Insurance Law may also have an anti-takeover effect. The following description of selected provisions of MetLife, Inc.’s certificate of incorporation and by-laws and selected provisions of the Delaware General Corporation Law and the New York Insurance Law is necessarily general and reference should be made in each case to MetLife, Inc.’s certificate of incorporation and by-laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of those laws.

Classified Board of Directors and Removal of Directors

      Pursuant to MetLife, Inc.’s certificate of incorporation, the directors are divided into three classes, as nearly equal in number as possible, with each class having a term of three years. The classes serve staggered terms, such that the term of one class of directors expires each year. Any effort to obtain control of MetLife, Inc.’s board of directors by causing the election of a majority of the board may require more time than would be required without a staggered election structure. MetLife, Inc.’s certificate of incorporation also provides that, subject to the rights of the holders of any class of preferred stock, directors may be removed only for cause at a meeting of stockholders by a vote of a majority of the shares then entitled to vote. This provision may have the effect of slowing or impeding a change in membership of MetLife, Inc.’s board of directors that would effect a change of control.

Exercise of Duties by Board of Directors

      MetLife, Inc.’s certificate of incorporation provides that while the MetLife Policyholder Trust is in existence, each MetLife, Inc. director is required, in exercising his or her duties as a director, to take the interests of the trust beneficiaries into account as if they were holders of the shares of common stock held in the trust, except to the extent that any such director determines, based on advice of counsel, that to do so would violate his or her duties as a director under Delaware law.

Restriction on Maximum Number of Directors and Filling of Vacancies on MetLife, Inc.’s Board of Directors

      Pursuant to MetLife, Inc.’s by-laws and subject to the rights of the holders of any class of preferred stock, the number of directors may be fixed and increased or decreased from time to time by resolution of the board of directors, but the board of directors will at no time consist of fewer than three directors.

Subject to the rights of the holders of any class of preferred stock, stockholders can only remove a director for cause by a vote of a majority of the shares entitled to vote, in which case the vacancy caused by such removal may be filled at such meeting by the stockholders entitled to vote for the election of the director so removed. Any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors or resulting from a removal for cause where the stockholders have not filled the vacancy, subject to the rights of the holders of any class of preferred stock, may be filled by a majority of the directors then in office, although less than a quorum. If the vacancy is not so filled it will be filled by the stockholders at the next annual meeting of stockholders. The stockholders are not permitted to fill vacancies between annual meetings, except where the vacancy resulted from a removal for cause. These provisions give incumbent directors significant authority that may have the effect of limiting the ability of stockholders to effect a change in management.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Action by Written Consent

      MetLife, Inc.’s by-laws provide for advance notice requirements for stockholder proposals and nominations for director. In addition, pursuant to the provisions of both the certificate of incorporation and the by-laws, action may not be taken by written consent of stockholders; rather, any action taken by the stockholders must be effected at a duly called meeting. Moreover, the stockholders do not have the power to call a special meeting. Only the chief executive officer or the secretary pursuant to a board resolution or, under some circumstances, the president or a director who also is an officer, may call a special meeting. These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda and prohibit a stockholder from taking action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or with respect to other matters that are not supported by management for stockholder vote.

Limitations on Director Liability

      MetLife, Inc.’s certificate of incorporation contains a provision that is designed to limit the directors’ liability to the extent permitted by the Delaware General Corporation Law and any amendments to that law. Specifically, directors will not be held liable to MetLife, Inc. or its stockholders for an act or omission in their capacity as a director, except for liability as a result of:

•	a breach of the duty of loyalty to MetLife, Inc. or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payment of an improper dividend or improper repurchase of MetLife, Inc.’s stock under Section 174 of the Delaware General Corporation Law; or

•	actions or omissions pursuant to which the director received an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of MetLife, Inc. unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. MetLife, Inc.’s certificate of incorporation also does not eliminate the directors’ duty of care. The inclusion of the limitation on liability provision in the certificate may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited MetLife, Inc. and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

      MetLife, Inc.’s by-laws also provide that MetLife, Inc. indemnify its directors and officers to the fullest extent permitted by Delaware law. MetLife, Inc. is required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses reasonably incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s position with MetLife, Inc. or another entity, including Metropolitan Life Insurance Company, that the director or officer serves at MetLife, Inc.’s request, subject to certain conditions, and to advance funds to MetLife, Inc.’s directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must succeed in the legal proceeding or act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of MetLife, Inc. and with respect to any criminal action or proceeding, in a manner he or she reasonably believed to be lawful.

Supermajority Voting Requirement for Amendment of Certain Provisions of the Certificate of Incorporation and By-Laws

      Some of the provisions of MetLife, Inc.’s certificate of incorporation, including those that authorize the board of directors to create stockholder rights plans, that set forth the duties, election and exculpation from liability of directors and that prohibit stockholders from actions by written consent, may not be amended, altered, changed or repealed unless the amendment is approved by the vote of holders of 75% of the then outstanding shares entitled to vote at an election of directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the Delaware General Corporation Law for the repeal or amendment of such provisions of the certificate of incorporation. MetLife, Inc.’s by-laws may be amended, altered or repealed by the board of directors or by the vote of holders of 75% of the then outstanding shares entitled to vote in the election of directors. These provisions make it more difficult for any person to remove or amend any provisions that have an anti-takeover effect.

Business Combination Statute

      In addition, as a Delaware corporation, MetLife, Inc. is subject to Section 203 of the Delaware General Corporation Law, unless it elects in its certificate of incorporation not to be governed by the provisions of Section 203. MetLife, Inc. has not made that election. Section 203 can affect the ability of an “interested stockholder” of MetLife, Inc. to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares of MetLife, Inc. for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include any person owning, directly or indirectly, 15% or more of the outstanding voting stock of a corporation. The provisions of Section 203 are not applicable in some circumstances, including those in which (1) the business combination or transaction which results in the stockholder becoming an “interested stockholder” is approved by the corporation’s board of directors prior to the time the stockholder becomes an “interested stockholder” or (2) the “interested stockholder,” upon consummation of such transaction, owns at least 85% of the voting stock of the corporation outstanding prior to such transaction.

Restrictions on Acquisitions of Securities

      Section 7312 of the New York Insurance Law provides that, for a period of five years after completion of the distribution of consideration pursuant to the plan of reorganization, no person may directly or indirectly offer to acquire or acquire in any manner the beneficial ownership (defined as the power to vote or dispose of, or to direct the voting or disposition of, a security) of 5% or more of any class of voting security (which term includes MetLife, Inc.’s common stock) of MetLife, Inc. without the prior approval of the New York Superintendent of Insurance. Pursuant to Section 7312, voting securities acquired in excess of the 5% threshold without such prior approval will be deemed non-voting.

      The insurance laws and regulations of New York, the jurisdiction in which MetLife, Inc.’s principal insurance subsidiary, Metropolitan Life Insurance Company, is organized, may delay or impede a business combination involving MetLife, Inc. In addition to the limitations described in the immediately preceding paragraph, the New York Insurance Law prohibits any person from acquiring control of MetLife, Inc., and thus indirect control of Metropolitan Life Insurance Company, without the prior approval of the New York Superintendent of Insurance. That law presumes that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of MetLife,

Inc.’s outstanding voting stock, unless the New York Superintendent, upon application, determines otherwise. Even persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of MetLife, Inc.’s common stock may be deemed to have acquired such control, if the New York Superintendent determines that such persons, directly or indirectly, exercise a controlling influence over MetLife, Inc.’s management or policies. Therefore, any person seeking to acquire a controlling interest in MetLife, Inc. would face regulatory obstacles which may delay, deter or prevent an acquisition.

      The insurance holding company law and other insurance laws of many states also regulate changes of control (generally presumed upon acquisitions of 10% or more of voting securities) of insurance holding companies such as MetLife, Inc.

Stockholder Rights Plan

      MetLife, Inc.’s board of directors has adopted a stockholder rights plan under which each outstanding share of MetLife, Inc.’s common stock issued between April 4, 2000 and the earlier of the distribution date (as described below) and the expiration of the rights (as described below) will be coupled with a stockholder right. Initially, the stockholder rights will be attached to the certificates representing outstanding shares of common stock, and no separate rights certificates will be distributed. Each right will entitle the holder to purchase one one-hundredth of a share of MetLife, Inc.’s Series A Junior Participating Preferred Stock. Each one one-hundredth of a share of Series A Junior Participating Preferred Stock will have economic and voting terms equivalent to one share of MetLife, Inc.’s common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings. The description and terms of the rights are set forth in a rights agreement entered into between MetLife, Inc. and Mellon Investor Services, successor to ChaseMellon Shareholder Services, L.L.C., as rights agent. Although the material provisions of the rights agreement have been accurately summarized, the statements below concerning the rights agreement are not necessarily complete and in each instance reference is made to the rights agreement itself, which is incorporated by reference into this prospectus in its entirety. Each statement is qualified in its entirety by such reference.

      Stockholder rights are not exercisable until the distribution date and will expire at the close of business on April 4, 2010, unless earlier redeemed or exchanged by MetLife, Inc. A distribution date would occur upon the earlier of:

•	the tenth day after the first public announcement or communication to MetLife, Inc. that a person or group of affiliated or associated persons (referred to as an “acquiring person”) has acquired beneficial ownership of 10% or more of MetLife, Inc.’s outstanding common stock (the date of such announcement or communication is referred to as the “stock acquisition time”); or

•	the tenth business day after the commencement or announcement of the intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

If any person becomes an acquiring person, each holder of a stockholder right will be entitled to exercise the right and receive, instead of Series A Junior Participating Preferred Stock, common stock (or, in certain circumstances, cash, a reduction in purchase price, property or other securities of MetLife, Inc.) having a value equal to two times the purchase price of the stockholder right. All stockholder rights that are beneficially owned by an acquiring person or its transferee will become null and void.

      If at any time after a public announcement has been made or MetLife, Inc. has received notice that a person has become an acquiring person, (1) MetLife, Inc. is acquired in a merger or other business combination, or (2) 50% or more of MetLife, Inc.’s and its subsidiaries’ assets, cash flow or earning power is sold or transferred, each holder of a stockholder right (except rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the right.

      The purchase price payable, the number of one one-hundredths of a share of Series A Junior Participating Preferred Stock or other securities or property issuable upon exercise of rights and the number of rights outstanding, are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the purchase price or the number of shares of Series A Junior Participating Preferred Stock issuable upon exercise of a stockholder right will be required until the cumulative adjustment would require an increase or decrease of at least one percent in the purchase price or number of shares for which a right is exercisable.

      At any time until the earlier of (1) the stock acquisition time, or (2) the final expiration date of the rights agreement, MetLife, Inc. may redeem all the stockholder rights at a price of $0.01 per right. At any time after a person has become an acquiring person and prior to the acquisition of beneficial ownership by such person of 50% or more of the outstanding shares of MetLife, Inc.’s common stock, MetLife, Inc. may exchange the stockholder rights, in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of preferred stock having equivalent rights, preferences and privileges), per right.

      The stockholder rights plan is designed to protect stockholders in the event of unsolicited offers to acquire MetLife, Inc. and other coercive takeover tactics which, in the opinion of its board of directors, could impair its ability to represent stockholder interests. The provisions of the stockholder rights plan may render an unsolicited takeover more difficult or less likely to occur or may prevent such a takeover, even though such takeover may offer MetLife, Inc.’s stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of MetLife, Inc.’s stockholders.

Metlife Policyholder Trust

      Under the plan of reorganization, MetLife established the MetLife Policyholder Trust to hold the shares of common stock allocated to eligible policyholders. A total of 494,466,664 shares of common stock were distributed to the MetLife Policyholder Trust on the effective date of the plan of reorganization. As of December 31, 2003, the trust held 362,463,884 shares of MetLife, Inc.’s common stock. Because of the number of shares held by the trust and the voting provisions of the trust, the trust may affect the outcome of matters brought to a stockholder vote.

      The trustee will generally vote all of the shares of common stock held in the trust in accordance with the recommendations given by MetLife, Inc.’s board of directors to its stockholders or, if the board gives no such recommendation, as directed by the board, except on votes regarding certain fundamental corporate actions. As a result of the voting provisions of the trust, MetLife, Inc.’s board of directors will effectively be able to control votes on all matters submitted to a vote of stockholders, excluding those fundamental corporate actions described below, so long as the trust holds a substantial number of shares of MetLife, Inc.’s common stock.

      If the vote relates to fundamental corporate actions specified in the trust, the trustee will solicit instructions from the beneficiaries and vote all shares held in the trust in proportion to the instructions it receives, which would give disproportionate weight to the instructions actually given by trust beneficiaries. These actions include:

•	an election or removal of directors in which a stockholder has properly nominated one or more candidates in opposition to a nominee or nominees of MetLife, Inc.’s board of directors or a vote on a stockholder’s proposal to oppose a board nominee for director, remove a director for cause or fill a vacancy caused by the removal of a director by stockholders, subject to certain conditions;

•	a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets, or a recapitalization or dissolution of, MetLife, Inc., in each case requiring a vote of MetLife, Inc.’s stockholders under applicable Delaware law;

•	any transaction that would result in an exchange or conversion of shares of common stock held by the trust for cash, securities or other property; and

•	any proposal requiring MetLife, Inc.’s board of directors to amend or redeem the rights under the stockholder rights plan, other than a proposal with respect to which MetLife, Inc. has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law.

DESCRIPTION OF DEPOSITARY SHARES

      The following outlines some of the general terms and provisions of the depositary shares. Further terms of the depositary shares and the applicable deposit agreement will be stated in the applicable prospectus supplement. The following description and any description of the depositary shares in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the deposit agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

      The particular terms of the depositary shares offered by any prospectus supplement and the extent to which the general provisions described below may apply to such depositary shares will be outlined in the applicable prospectus supplement.

General

      MetLife, Inc. may choose to offer fractional interests in debt securities or fractional shares of common stock or preferred stock. MetLife, Inc. may issue fractional interests in debt securities, common stock or preferred stock, as the case may be, in the form of depositary shares. Each depositary share would represent a fractional interest in a security of a particular series of debt securities or a fraction of a share of common stock or of a particular series of preferred stock, as the case may be, and would be evidenced by a depositary receipt.

      MetLife, Inc. will deposit the debt securities or shares of common stock or preferred stock represented by depositary shares under a deposit agreement between MetLife, Inc. and a depositary which will be named in the applicable prospectus supplement. Subject to the terms of the deposit agreement, as an owner of a depositary share, you will be entitled, in proportion to the applicable fraction of a debt security or share of common stock or preferred stock represented by the depositary share, to all the rights and preferences of the debt security, common stock or preferred stock, as the case may be, represented by the depositary share, including, as the case may be, interest, dividend, voting, conversion, redemption, sinking fund, repayment at maturity, subscription and liquidation rights.

Interest, Dividends and Other Distributions

      The depositary will distribute all payments of interest, cash dividends or other cash distributions received on the debt securities, common stock or preferred stock, as the case may be, to you in proportion to the number of depositary shares that you own. In the event of a distribution other than in cash, the depositary will distribute property received by it to you in an equitable manner, unless the depositary determines that it is not feasible to make a distribution. In that case, the depositary may sell the property and distribute the net proceeds from the sale to you.

Redemption of Depositary Shares

      If a debt security, common stock or series of preferred stock represented by depositary shares is redeemed, the depositary will redeem your depositary shares from the proceeds received by the depositary resulting from the redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per debt security or share of common stock or preferred stock, as the case may be, payable in relation to the redeemed series of debt securities, common stock or preferred stock. Whenever MetLife, Inc. redeems debt securities or shares of common stock or preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing, as the case may be, fractional interests in the debt securities or shares of common stock or preferred stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot, proportionately or by any other equitable method as the depositary may determine.

Exercise of Rights Under the Indentures or Voting the Common Stock or Preferred Stock

      Upon receipt of notice of any meeting at which you are entitled to vote, or of any request for instructions or directions from you as holder of fractional interests in debt securities, common stock or preferred stock, the depositary will mail to you the information contained in that notice. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary how to give instructions or directions with respect to the debt securities represented by that holder’s depositary shares or how to vote the amount of the common stock or preferred stock represented by that holder’s depositary shares. The record date for the depositary shares will be the same date as the record date for the debt securities, common stock or preferred stock, as the case may be. The depositary will endeavor, to the extent practicable, to give instructions or directions with respect to the debt securities or to vote the amount of the common stock or preferred stock, as the case may be, represented by the depositary shares in accordance with those instructions. MetLife, Inc. will agree to take all reasonable action which the depositary may deem necessary to enable the depositary to do so. The depositary will abstain from giving instructions or directions with respect to your fractional interests in the debt securities or voting shares of the common stock or preferred stock, as the case may be, if it does not receive specific instructions from you.

Amendment and Termination of the Deposit Agreement

      MetLife, Inc. and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment which materially and adversely affects the rights of the holders of the depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.

      The deposit agreement will terminate if:

•	all outstanding depositary shares have been redeemed;

•	if applicable, the debt securities and the preferred stock represented by depository shares have been converted into or exchanged for common stock; or

•	there has been a complete repayment or redemption of the debt securities or a final distribution in respect of the common stock or preferred stock, including in connection with the liquidation, dissolution or winding-up of MetLife, Inc., and the repayment, redemption or distribution proceeds, as the case may be, have been distributed to you.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering to MetLife, Inc. notice of its election to do so. MetLife, Inc. also may, at any time, remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. MetLife, Inc. must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having total assets of not less than $1,000,000,000.

Charges of Depositary

      MetLife, Inc. will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. MetLife, Inc. will pay charges of the depositary in connection with the initial deposit of the debt securities or preferred stock, as the case may be, and issuance of depositary receipts, all withdrawals of depositary shares of debt securities or preferred stock, as the case may be, by you and any repayment or redemption of the debt securities or preferred stock, as the case may be. You will pay other transfer and other taxes and governmental charges, as well as the other charges that are expressly provided in the deposit agreement to be for your account.

Miscellaneous

      The depositary will forward all reports and communications from MetLife, Inc. which are delivered to the depositary and which MetLife, Inc. is required or otherwise determines to furnish to holders of debt securities, common stock or preferred stock, as the case may be. Neither MetLife, Inc. nor the depositary will be liable under the deposit agreement to you other than for its gross negligence, willful misconduct or bad faith. Neither MetLife, Inc. nor the depositary will be obligated to prosecute or defend any legal proceedings relating to any depositary shares, debt securities, common stock or preferred stock unless satisfactory indemnity is furnished. MetLife, Inc. and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting debt securities or shares of common stock or preferred stock for deposit, you or other persons believed to be competent and on documents which MetLife, Inc. and the depositary believe to be genuine.

DESCRIPTION OF WARRANTS

General

      MetLife, Inc. may issue warrants to purchase debt securities, preferred stock, common stock or other securities described in this prospectus, or any combination of these securities, and these warrants may be issued independently or together with any underlying securities and may be attached or separate from the underlying securities. MetLife, Inc. will issue each series of warrants under a separate warrant agreement to be entered into between MetLife, Inc. and a warrant agent. The warrant agent will act solely as MetLife, Inc.’s agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

      The following outlines some of the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

      The applicable prospectus supplement will describe the terms of any warrants that MetLife, Inc. may offer, including the following:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies investors may use to pay for the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•	the price at which and the currency, currencies, or currency units in which investors may purchase the underlying securities purchasable upon exercise of the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	the identity of the warrant agent;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

      Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent’s corporate trust office or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants exercisable for debt securities will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for shares of preferred stock or common stock will not have any rights of holders of the preferred stock or common stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the preferred stock or common stock purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for other securities described in this prospectus will not have any rights of holders of such securities purchasable upon such exercise.

Exercise of Warrants

      A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, MetLife, Inc. will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate is exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights; Governing Law

      The holders of warrants, without the consent of the warrant agent, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against MetLife, Inc. to enforce their rights to exercise and receive the securities purchasable upon exercise of their warrants. Unless otherwise stated in the prospectus supplement, each issue of warrants and the applicable warrant agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to its principles of conflicts of laws.

DESCRIPTION OF PURCHASE CONTRACTS

      As may be specified in a prospectus supplement, MetLife, Inc. may issue purchase contracts obligating holders to purchase from MetLife, Inc., and MetLife, Inc. to sell to the holders, a number of debt securities, shares of common stock or preferred stock, or other securities described in this prospectus or the applicable prospectus supplement at a future date or dates. The purchase contracts may require MetLife, Inc. to make periodic payments to the holders of the purchase contracts. These payments may be unsecured or prefunded on some basis to be specified in the applicable prospectus supplement.

      The prospectus supplement relating to any purchase contracts will specify the material terms of the purchase contracts and any applicable pledge or depository arrangements, including one or more of the following:

•	The stated amount that a holder will be obligated to pay under the purchase contract in order to purchase debt securities, common stock, preferred stock, or other securities described in this prospectus or the formula by which such amount shall be determined.

•	The settlement date or dates on which the holder will be obligated to purchase such securities. The prospectus supplement will specify whether the occurrence of any events may cause the settlement date to occur on an earlier date and the terms on which an early settlement would occur.

•	The events, if any, that will cause MetLife, Inc.’s obligations and the obligations of the holder under the purchase contract to terminate.

•	The settlement rate, which is a number that, when multiplied by the stated amount of a purchase contract, determines the number of securities that MetLife, Inc. or a trust will be obligated to sell and a holder will be obligated to purchase under that purchase contract upon payment of the stated amount of that purchase contract. The settlement rate may be determined by the application of a formula specified in the prospectus supplement. If a formula is specified, it may be based on the market price of such securities over a specified period or it may be based on some other reference statistic.

•	Whether the purchase contracts will be issued separately or as part of units consisting of a purchase contract and an underlying security with an aggregate principal amount equal to the stated amount. Any underlying securities will be pledged by the holder to secure its obligations under a purchase contract.

•	The type of underlying security, if any, that is pledged by the holder to secure its obligations under a purchase contract. Underlying securities may be debt securities, common stock, preferred stock, or other securities described in this prospectus or the applicable prospectus supplement.

•	The terms of the pledge arrangement relating to any underlying securities, including the terms on which distributions or payments of interest and principal on any underlying securities will be retained by a collateral agent, delivered to MetLife, Inc. or be distributed to the holder.

•	The amount of the contract fee, if any, that may be payable by MetLife, Inc. to the holder or by the holder to MetLife, Inc., the date or dates on which the contract fee will be payable and the extent to which MetLife, Inc. or the holder, as applicable, may defer payment of the contract fee on those payment dates. The contract fee may be calculated as a percentage of the stated amount of the purchase contract or otherwise.

      The descriptions of the purchase contracts and any applicable underlying security or pledge or depository arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements and are subject to and qualified in their entirety by reference to the terms and provisions of the purchase contract agreement, pledge agreement and deposit agreement, forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

DESCRIPTION OF UNITS

      As specified in the applicable prospectus supplement, MetLife, Inc. may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.

      The descriptions of the units and any applicable underlying security or pledge or depository arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements and are subject to and qualified in their entirety by reference to the terms and provisions of the applicable agreements, forms of which have been filed as exhibits to the registration statement on which this prospectus forms a part.

DESCRIPTION OF TRUST PREFERRED SECURITIES

      The following outlines some of the general terms and provisions of the trust preferred securities. Further terms of the trust preferred securities and the amended and restated declarations of trust will be stated in the applicable prospectus supplement. The prospectus supplement will also indicate whether the general terms described in this section apply to that particular series of trust preferred securities. The following description and any description of the trust preferred securities and amended and restated declarations of trust in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the amended and restated declarations of trust, forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

      Each trust may issue only one series of trust preferred securities having terms described in the prospectus supplement. The declaration of trust of each trust will authorize the administrative trustees, on behalf of the trust, to issue the trust preferred securities of the trust. The trusts will use all of the proceeds they receive from the sale of trust preferred securities and common securities to purchase debt securities issued by MetLife, Inc. The debt securities will be held in trust by the trust’s property trustee for the benefit of the holders of the trust preferred securities and common securities.

      The trust preferred securities of each trust will have such terms as are set forth in the trust’s declaration of trust, including as relates to distributions, redemption, voting, liquidation rights and the other preferred, deferral and special rights and restrictions. A prospectus supplement relating to the trust preferred securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the distinctive designation of the trust preferred securities;

•	the number of trust preferred securities issued by the trust;

•	the annual distribution rate, or method of determining such rate, for trust preferred securities of the trust;

•	the date or dates on which distributions will be payable;

•	whether distributions on the trust preferred securities will be cumulative;

•	if the trust preferred securities have cumulative distribution rights, the date or dates, or method of determining the date or dates, from which distributions on the trust preferred securities will be cumulative;

•	the amount or amounts that will be paid out of the assets of the trust to the holders of the trust preferred securities of the trust upon voluntary or involuntary dissolution, winding-up or termination of the trust;

•	the obligation, if any, of the trust to purchase or redeem the trust preferred securities;

•	if the trust is to purchase or redeem the trust preferred securities:

•	the price or prices at which the trust preferred securities will be purchased or redeemed in whole or in part;

•	the period or periods within which the trust preferred securities will be purchased or redeemed, in whole or in part; and

•	the terms and conditions upon which the trust preferred securities will be purchased or redeemed, in whole or in part;

•	the voting rights, if any, of the trust preferred securities in addition to those required by law, including:

•	the number of votes per trust preferred security; and

•	any requirement for the approval by the holders of trust preferred securities as a condition to specified action or amendments to the trust’s declaration of trust;

•	the rights, if any, to defer distributions on the trust preferred securities by extending the interest payment period on the related debt securities;

•	the terms upon which the debt securities may be distributed to holders of trust preferred securities;

•	if applicable, any securities exchange upon which the trust preferred securities shall be listed; and

•	any other relative rights, preferences, privileges, limitations or restrictions of the trust preferred securities not inconsistent with the trust’s declaration of trust or applicable law.

      All trust preferred securities offered will be guaranteed by MetLife, Inc. to the extent set forth under “Description of Guarantees.” Any material United States federal income tax considerations applicable to an offering of trust preferred securities will be described in the applicable prospectus supplement.

      In connection with the issuance of preferred securities, each trust will issue one series of common securities. The declaration of each trust authorizes the regular trustees to issue on behalf of such trust one series of common securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the common securities issued by the trust will be substantially identical to the terms of the preferred securities issued by such trust and the common securities will rank equally, and payments will be made thereon pro rata, with the preferred securities. However, upon an event of default under the declaration of trust, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the preferred securities. Except in certain limited circumstances, the common securities will also carry the right to vote, and appoint, remove or replace any of the trustees of a trust. MetLife, Inc. will own, directly or indirectly, all of the common securities of each trust.

Enforcement of Certain Rights by Holders of Preferred Securities

      If an event of default occurs, and is continuing, under the declaration of trust of MetLife Capital Trust II or MetLife Capital Trust III, the holders of the preferred securities of that trust would typically rely on the property trustee to enforce its rights as a holder of the related debt securities against MetLife, Inc. Additionally, those who together hold a majority of the liquidation amount of the trust’s preferred securities will have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the property trustee; or

•	direct the exercise of any trust or power that the property trustee holds under the declaration of trust, including the right to direct the property trustee to exercise the remedies available to it as a holder of MetLife, Inc.’s debt securities.

      If the property trustee fails to enforce its rights under the applicable series of debt securities, to the fullest extent permitted by law, a holder of trust preferred securities of such trust may institute a legal proceeding directly against MetLife, Inc. to enforce the property trustee’s rights under the applicable series of debt securities without first instituting any legal proceeding against the property trustee or any other person or entity.

      Notwithstanding the foregoing, if an event of default occurs and the event is attributable to MetLife, Inc.’s failure to pay interest or principal on the debt securities when due, including any payment on redemption, and this debt payment failure is continuing, a preferred securities holder of the trust may directly institute a proceeding for the enforcement of this payment. Such a proceeding will be limited, however, to enforcing the payment of this principal or interest only up to the value of the aggregate liquidation amount of the holder’s preferred securities as determined after the due date specified in the applicable series of debt securities.

DESCRIPTION OF GUARANTEES

      The following outlines some of the general terms and provisions of the guarantees. Further terms of the guarantees will be stated in the applicable prospectus supplement. The prospectus supplement will also indicate whether the general terms described in this section apply to those guarantees. The following description and any description of the guarantees in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the guarantee agreements, forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and the Trust Indenture Act.

      MetLife, Inc. will execute and deliver the guarantees for the benefit of the holders of the trust preferred securities. Each guarantee will be held by the guarantee trustee for the benefit of holders of the trust preferred securities to which it relates.

      Each guarantee will be qualified as an indenture under the Trust Indenture Act. J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.) will act as indenture trustee under each guarantee for purposes of the Trust Indenture Act.

General

      Pursuant to each guarantee, MetLife, Inc. will irrevocably and unconditionally agree, to the extent set forth in the guarantee, to pay in full, to the holders of the related trust preferred securities, the following guarantee payments, to the extent these guarantee payments are not paid by, or on behalf of, the related trust, regardless of any defense, right of set-off or counterclaim that MetLife, Inc. may have or assert against any person:

•	any accrued and unpaid distributions required to be paid on the trust preferred securities of the trust, but if and only if and to the extent that the trust has funds legally and immediately available to make those payments;

•	the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any trust preferred securities called for redemption by the trust, but if and only to the extent the trust has funds legally and immediately available to make that payment; and

•	upon a dissolution, winding-up or termination of the trust, other than in connection with the distribution of debt securities to the holders of trust preferred securities of the trust, the lesser of:

•	the total of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities of the trust to the date of payment, to the extent the trust has funds legally and immediately available to make that payment; and

•	the amount of assets of the trust remaining available for distribution to holders of trust preferred securities of the trust in liquidation of the trust.

      MetLife, Inc. may satisfy its obligation to make a guarantee payment by directly paying the required amounts to the holders of the related trust preferred securities or by causing the related trust to pay such amounts to such holders.

      Each guarantee will constitute a guarantee of payments with respect to the related trust preferred securities from the time of issuance of the trust preferred securities. The guarantees will not apply to the payment of distributions and other payments on the trust preferred securities when the related trust does not have sufficient funds legally and immediately available to make the distributions or other payments. If MetLife, Inc. does not make interest payments on the debt securities purchased by a trust, such trust will not pay distributions on the preferred securities issued by such trust and will not have funds available therefor. The guarantee, when taken together with MetLife, Inc.’s obligations under the debt securities, the Indentures, and the declarations of trust will provide a full and unconditional guarantee by MetLife, Inc. of payments due on the trust preferred securities.

      MetLife, Inc. will also agree separately, through the guarantees of the common securities, to irrevocably and unconditionally guarantee the obligations of the trusts with respect to the common securities to the same extent as the guarantees of the preferred securities. However, upon an event of default under the Indentures, holders of preferred securities shall have priority over holders of common securities with respect to distributions and payments on liquidation, redemption or otherwise.

Subordination

      MetLife, Inc.’s obligation under each guarantee to make the guarantee payments will be an unsecured obligation of MetLife, Inc. and, if subordinated debt securities are issued to the applicable trust and unless otherwise noted in the prospectus supplement, will rank:

•	subordinate and junior in right of payment to all of MetLife, Inc.’s other liabilities, including the subordinated debt securities, except those obligations or liabilities ranking equal to or subordinate to the guarantees by their terms;

•	equally with any other securities, liabilities or obligations that may have equal ranking by their terms; and

•	senior to all of MetLife, Inc.’s common stock.

      If subordinated debt securities are issued to the applicable trust, the terms of the trust preferred securities will provide that each holder of trust preferred securities, by accepting the trust preferred securities, agrees to the subordination provisions and other terms of the guarantee related to subordination.

      Each guarantee will constitute a guarantee of payment and not of collection. This means that the holder of trust preferred securities may institute a legal proceeding directly against MetLife, Inc. to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity.

      Each guarantee will be unsecured and, because MetLife, Inc. is principally a holding company, will be effectively subordinated to all existing and future liabilities of MetLife, Inc.’s subsidiaries, including liabilities under contracts of insurance and annuities written by MetLife, Inc.’s insurance subsidiaries. The guarantee does not limit the incurrence or issuance of other secured or unsecured debt by MetLife, Inc.

Amendments and Assignment

      For any changes that materially and adversely affect the rights of holders of the related trust preferred securities, each guarantee may be amended only if there is prior approval of the holders of more than 50% in liquidation amount of the outstanding trust preferred securities issued by the applicable trust. All guarantees and agreements contained in each guarantee will bind the successors, assigns, receivers, trustees and representatives of MetLife, Inc. and will inure to the benefit of the holders of the related trust preferred securities of the applicable trust then outstanding.

Termination

      Each guarantee will terminate and will have no further force and effect as to the related trust preferred securities upon:

•	distribution of debt securities to the holders of all trust preferred securities of the applicable trust; or

•	full payment of the amounts payable upon liquidation of the applicable trust.

      Each guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related trust preferred securities must restore payment of any sums paid with respect to the trust preferred securities or under the guarantee.

Events of Default

      Each guarantee provides that an event of default under a guarantee occurs upon MetLife, Inc.’s failure to perform any of its obligations under the applicable guarantee.

      The holders of a majority or more in liquidation amount of the trust preferred securities to which any guarantee relates may direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee with respect to the guarantee or may direct the exercise of any trust or power conferred upon the guarantee trustee in respect of the guarantee.

      If the guarantee trustee fails to enforce the guarantee, any holder of the related trust preferred securities may institute a legal proceeding directly against MetLife, Inc. to enforce the holder’s rights under such guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

      Furthermore, if MetLife, Inc. fails to make a guarantee payment, a holder of trust preferred securities may directly institute a proceeding against MetLife, Inc. for enforcement of the preferred securities guarantee for such payment.

      The holders of a majority or more in liquidation amount of trust preferred securities of any series may, by vote, on behalf of the holders of all the trust preferred securities of the series, waive any past event of default and its consequences.

Information Concerning the Guarantee Trustee

      Prior to an event of default with respect to any guarantee and after the curing or waiving of all events of default with respect to the guarantee, the guarantee trustee may perform only the duties that are specifically set forth in the guarantee.

      Once a guarantee event of default has occurred and is continuing, the guarantee trustee is to exercise, with respect to the holder of the trust preferred securities of the series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Unless the guarantee trustee is offered reasonable indemnity against the costs, expenses and liabilities which may be incurred by the guarantee trustee by a holder of the related trust preferred securities, the guarantee trustee is not required to exercise any of its powers under any guarantee at the request of the holder. Additionally, the guarantee trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the guarantee trustee reasonably believes that it is not assured repayment or adequate indemnity.

      The guarantee trustee is J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.), which is one of a number of banks and trust companies with which MetLife, Inc. and its subsidiaries maintain ordinary banking and trust relationships.

Governing Law

      Each guarantee will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to its principles of conflicts of laws.

PLAN OF DISTRIBUTION

      MetLife, Inc. may sell the securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

      The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities and the proceeds to be received by MetLife, Inc. or the applicable trust from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

      If MetLife, Inc. or the trusts use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

      The securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for MetLife, Inc. or the trusts. The prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with MetLife, Inc. or the trusts and its compensation.

      Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

      If MetLife, Inc. sells the securities directly or through agents designated by it, MetLife, Inc. will identify any agent involved in the offering and sale of the securities and will list any commissions payable by MetLife, Inc. to the agent in the accompanying prospectus supplement. Unless indicated otherwise in the prospectus supplement, any such agent will be acting on a best efforts basis to solicit purchases for the period of its appointment.

      MetLife, Inc. may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities and provide for payment and delivery on a future date specified in an accompanying prospectus supplement. MetLife, Inc. will describe any such arrangement in the prospectus supplement. Any such institutional investor may be subject to limitations on the minimum amount of securities that it may purchase or on the portion of the aggregate principal amount of such securities that it may sell under such arrangements. Institutional investors from which may such authorized offers may be solicited include:

•	Commercial and savings banks;

•	Insurance companies;

•	Pension funds;

•	Investment companies;

•	Educational and charitable institutions; and

•	Such other institutions as MetLife, Inc. may approve.

      Underwriters, dealers, agents and remarketing firms may be entitled under agreements entered into with MetLife, Inc. and/or the applicable trust, or both, to indemnification by MetLife, Inc. against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers, agents and remarketing firms may be required to make. Underwriters, dealers, agents and remarketing agents may be customers of, engage in transactions with, or perform services for MetLife, Inc., any trust and/or MetLife, Inc.’s affiliates in the ordinary course of business.

      Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance. The securities, other than the common stock, may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by MetLife, Inc. or any trust for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

      Any offering of trust preferred securities will be made in compliance with Rule 2810 of the NASD Conduct Rules.

LEGAL OPINIONS

      Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for MetLife, Inc. by Richard S. Collins, Chief Counsel — General Corporate, of MetLife, Inc. Mr. Collins is paid a salary by the Company, is a participant in various employee benefit plans offered by the Company to employees generally and has options to purchase shares of MetLife, Inc. common stock. Certain matters of Delaware law relating to the validity of the trust preferred securities of MetLife Capital Trust II and MetLife Capital Trust III will be passed upon for the trust by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel for the trusts.

EXPERTS

      The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference to MetLife, Inc.’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PRINCIPAL EXECUTIVE OFFICES OF METLIFE, INC.

MetLife, Inc.

200 Park Avenue
New York, New York 10166-0188
U.S.A.

TRUSTEE, REGISTRAR, U.S. PAYING AGENT AND U.S. TRANSFER AGENT

J.P. Morgan Trust Company, National Association

227 West Monroe, 26th Floor
Chicago, Illinois 60606
U.S.A.

LONDON PAYING AGENT AND TRANSFER AGENT

JPMorgan Chase Bank, N.A., London branch

Trinity Tower
9 Thomas More Street
London E1W 1YT
England

IRISH PAYING AGENT AND TRANSFER AGENT

J.P. Morgan Bank (Ireland) plc

JPMorgan House
International Financial Service Centre
Dublin 1
Ireland

IRISH LISTING AGENT

Arthur Cox Listing Services Limited

Earlsfort Centre, Earlsfort Terrace
Dublin 2
Ireland

LEGAL ADVISERS

To the Company as to US law	To the Company as to Irish law	To the Company as to English law

LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, New York 10019 U.S.A.	Arthur Cox Earlsfort Centre, Earlsfort Terrace Dublin 2 Ireland	LeBoeuf, Lamb, Greene & MacRae No. 1 Minster Court Mincing Lane London EC3R 7YL England

To the Underwriters

Willkie Farr & Gallagher LLP

787 Seventh Avenue
New York, New York 10019
U.S.A.

INDEPENDENT AUDITORS

Deloitte & Touche LLP

Independent Registered Public Accounting Firm
Two World Financial Center
New York, New York 10281
U.S.A.

£

£                                   % Senior Notes Due 20

PROSPECTUS SUPPLEMENT

Deutsche Bank

HSBC

The Royal Bank of Scotland

November      , 2004

PEANUTS © United Feature Syndicate, Inc.